CONFIDENTIAL

COLLABORATIVE RESEARCH AND LICENSE AGREEMENT

Dated as of April 3, 2007

Between pSivida Limited

pSivida Inc.

and

Pfizer Inc.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

COLLABORATIVE RESEARCH AND LICENSE AGREEMENT

Collaborative Research and License Agreement (this “Agreement”) dated as of April 3, 2007 (the “Effective Date”) between pSivida, Inc., a Delaware corporation with offices located at 400 Pleasant Street, Watertown, Massachusetts 02472, pSivida Limited, ACN 009 232 026, a public limited liability corporation with offices located at Level 12, BGC Centre, 28 The Esplanade, Perth WA 6000, Australia (together, “PSIVIDA”), and Pfizer Inc., a Delaware corporation with offices located at 235 East 42nd Street, New York, New York, 10017, U.S.A. (“PFIZER”). PSIVIDA and PFIZER are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, PSIVIDA owns or otherwise controls certain patents, patent applications, technology, know-how and scientific and technical information relating to formulations for drug delivery and compatible devices, including Medidur™;

WHEREAS, PSIVIDA has extensive expertise in designing and developing innovative ophthalmic drug delivery systems;

WHEREAS, PFIZER has extensive experience and expertise in the development and commercialization of pharmaceutical products, and desires to acquire an exclusive license in the Territory (as defined below) to such patents, patent applications, technology, know how and scientific and technical information and enter into a collaborative research relationship with PSIVIDA; and

WHEREAS, PSIVIDA desires to grant such license to PFIZER and to enter into such collaborative research relationship with PFIZER.

NOW, THEREFORE, in consideration of the mutual covenants and agreements provided herein, PSIVIDA and PFIZER hereby agree as follows:

Section 1.  DEFINITIONS.

For purposes of this Agreement, the following definitions shall be applicable:

1.1  “Accused Device” shall have the meaning assigned to it in Section 8.4(b)(i).

1.2  “Additional Investment” shall have the meaning assigned to it in Section 6.1(e).

1.3  “Affiliate” means any entity directly or indirectly controlled by, controlling, or under common control with, a Party to this Agreement, but only for so long as such control shall continue. For purposes of this definition, “control” (including, with correlative meanings, “controlled by”, “controlling” and “under common control with”) means (a) possession, direct or indirect, of the power to direct or cause direction of the management or policies of an entity (whether through ownership of securities or other ownership interests, by contract or otherwise), or (b) beneficial ownership of at least 50% of the voting securities or other ownership interest (whether directly or pursuant to any option, warrant or other similar arrangement) or other comparable equity interests of an entity.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.4  “Alimera” shall mean Alimera Sciences, Inc.

1.5  “Alimera Agreement” shall mean the Collaboration Agreement between Control Delivery Systems, Inc. (presently, PSIVIDA) and Alimera dated as of February 11, 2005 as in existence and effect as of the Effective Date.

1.6  “B&L” shall mean Bausch & Lomb Incorporated.

1.7  “B&L Agreement” shall mean the Amended and Restated License Agreement between Control Delivery Systems, Inc. (presently, PSIVIDA) and B&L dated as of December 9, 2003 as in existence and effect on the Effective Date.

1.8  “BMP” means Beijing Med-Pharm Corp.

1.9  “BMP Agreement” means the Exclusive Patent and Know How License Agreement by and among Psioncology PTE. LTD., Beijing Med-Pharm Corp. and Psimedica Ltd. dated as of October 26, 2005, as amended and in existence and effect as of the Effective Date.

1.10  “Business Day” means a day other than a Saturday, Sunday, or bank or other public holiday in New York, New York or Boston, Massachusetts.

1.11  “Change of Control” means that any of the following has occurred:

(a)  any Person or group that is a Large Pharmaceutical Company becomes the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the outstanding Voting Stock or voting power over Voting Stock of (i) PSIVIDA or (ii) any one or more Persons which are direct or indirect parent holding companies of PSIVIDA or Affiliates controlling PSIVIDA (PSIVIDA, together with the Persons described in clause (ii), each hereinafter referred to, individually, as an “PSIVIDA Group Company” and, collectively, as the “PSIVIDA Group Companies”); or

(b)  any PSIVIDA Group Company enters into an agreement with any Person or group that is a Large Pharmaceutical Company providing for the sale or disposition of all or substantially all of the assets of the PSIVIDA Group Companies, on a consolidated basis, or all or substantially all of the assets of the PSIVIDA Group Companies related to the Field, on a consolidated basis; or

(c)  any PSIVIDA Group Company enters into an agreement with any Person or group providing for a merger, reorganization, consolidation or other similar transaction (or series of related transactions) of any PSIVIDA Group Company with such Person or any Affiliate of such Person, in each case, that is a Large Pharmaceutical Company (other than with any of the PSIVIDA Group Company’s wholly-owned subsidiaries) or with such group that contains a Large Pharmaceutical Company, that results in the shareholders of the applicable PSIVIDA Group Company immediately before the occurrence of such transaction (or series of transactions) beneficially owning less than a majority of the outstanding Voting Stock or voting power over Voting Stock of the surviving or newly-created entity in such transaction (or series of transactions); or

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(d)  a change in the board of directors of any PSIVIDA Group Company in which the individuals who constituted the board of directors of such PSIVIDA Group Company at the beginning of the two (2)-year period immediately preceding such change (together with any other director whose election by the board of directors of such PSIVIDA Group Company or whose nomination for election by the stockholders of such PSIVIDA Group Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or

(e)  in relation to Psivida Limited, (i) Psivida Limited becomes a Subsidiary of another body corporate that is a Large Pharmaceutical Company, (ii) a business or material assets of Psivida Limited or any of its Subsidiaries are sold to a Person that is a Large Pharmaceutical Company, (iii) a Subsidiary ceases to be a Subsidiary of Psivida Limited; or (iv) there is a change in Control to a Person that is a Large Pharmaceutical Company. For this paragraph (e), ‘Control’ has the meaning in s50AA of the Corporations Act 2001 (Cth) and ‘Subsidiary’ has the meaning in s46 of the Corporations Act 2001 (Cth); or

(f)  any PSIVIDA Group Company enters into an agreement with any Person providing for the matters described in subsection (a), (b), (d) or (e) above.

For purposes of this definition of “Change of Control” only: (A) references to any PSIVIDA Group Company shall be deemed to include all successors in any merger, consolidation, reorganization or similar transaction (or series of related transactions) preceding any transaction (or series of related transactions) described above; (B) “beneficial ownership” (and other correlative terms) means beneficial ownership as defined in Rule 13d-3 under the United States Securities and Exchange Act of 1934, as amended; it being understood and agreed that “beneficial ownership” shall also include any securities which any Person or any of such Person’s Affiliates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; (C) “group” means group as defined in the Securities Exchange Act of 1934, as amended and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof (“Exchange Act”); (D) “control” (including, with correlative meanings, “controlled by”, “controlling” and “under common control with”) of an entity means possession, direct or indirect, of (I) the power to direct or cause direction of the management and policies of such entity (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise), or (II) at least fifty percent (50%) of the voting securities (whether directly or pursuant to any option, warrant or other similar arrangement) or other comparable equity interests of such entity; (E) “Large Pharmaceutical Company” means (x) any pharmaceutical, biotechnology or biopharmaceutical company that had at least one billion ($1,000,000,000) in annual aggregate net sales of pharmaceutical products (based on data provided by IMS International, or, if such data is not available, such other reliable data source as reasonably determined by Pfizer and reasonably agreed to by PSIVIDA), (y) any one or more Persons that are direct or indirect parent holding companies of subsidiaries of the pharmaceutical, biotechnology or biopharmaceutical company described in clause (x) above, or (z) any Affiliate (as defined in the Exchange Act) of the pharmaceutical, biotechnology or biopharmaceutical company described in clause (x) above; and “Voting Stock” means securities of any class or series of a corporation, association or other entity, the holders of which are ordinarily, in the absence of contingencies, entitled to vote generally in matters put before the shareholders or members of such corporation, association or other entity.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.12  “Commence” or “Commencement” when used with respect to a clinical trial, means the first dosing of the first patient for such trial.

1.13  “Commercially Reasonable Efforts” means those efforts and resources consistent with the usual practice of PFIZER in pursuing the development or commercialization of its own pharmaceutical products that are of similar market potential as the Licensed Products, taking into account all relevant factors including product labeling or anticipated labeling, present and future market potential, past performance of Licensed Products and PFIZER’s own pharmaceutical products that are of similar market potential, financial return, medical and clinical considerations, present and future regulatory environment and competitive market conditions, all as measured by the facts and circumstances at the time such efforts are due.

1.14  “Competitive Device” shall mean a [...]*

1.15  “Control” or “Controlled” means, with respect to any intellectual property right, that the Party owns or has a license to such intellectual property right and has the ability to grant the other Party access, a license, or a sublicense (as applicable) to such intellectual property right as provided herein, without violating the terms of any agreement or other arrangement with any Third Party existing at the time such Party would be first required hereunder to grant the other party such access, license or sublicense.

1.16  “Courts” shall have the meaning assigned to it in Section 15.2.

1.17  “[...]* Condition Indication” means either of the following indications in the Field: [...]*.

1.18  “Development Plan” shall have the meaning assigned to it in Section 5.1.

1.19  “Device” means [...]*.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.20  “Device Indication Field” means each of the following categories of indications in the Field (each such category being a distinct Device Indication Field): [...]*.

1.21  "Escrow Agreement" means the Escrow Agreement by and among pSivida Limited, PFIZER and Signature Bank, dated as of the Effective Date.

1.22  “Event Milestone” shall have the meaning assigned to it in Section 6.1(a).

1.23  “Event Milestone Payments” means the amounts set forth in Section 6.1(a) opposite the respective Event Milestones.

1.24  “Faber” means Faber Research LLC.

1.25  “Faber Agreement” means the License Agreement by and between Faber Research LLC and pSivida Limited dated January 3, 2007 and as in existence and effect as of the Effective Date.

1.26  “FDA” means the United States Food and Drug Administration or any successor agency thereto.

1.27  “FDCA” means the U.S. Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder.

1.28  “Field” means the delivery of formulations for the treatment, control or prevention of any ophthalmic diseases and conditions in humans or animals.

1.29  “Formulation” means a solid, solution or suspension suitable for the ocular delivery of a PFIZER Compound for use with the Device, and which contains a PFIZER Compound.

1.30  “Generic Compound” means a composition of matter not included in clause (i) of the definition of PFIZER Compound.

1.31  “Generic Product” means any pharmaceutical product that (i) is sold by a Third Party that is not a licensee or sublicensee of PFIZER or its Affiliates, or any of their licensees or sublicensees, under a marketing authorization granted by a Regulatory Authority to such Third Party, and (ii) contains the same PFIZER Compound as an active pharmaceutical ingredient as the relevant Licensed Product and (x) for purposes of the United States, is approved in reliance on the prior approval of such Licensed Product as determined by the FDA, or (y) for purposes of a country outside the United States, is approved in reliance on the prior approval of such Licensed Product as determined by the applicable Regulatory Authority.

1.32  “Governmental Authority” means any court, agency, department, authority or other instrumentality of any national, state, county, city or other political subdivision.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.33  “IND” means an Investigational New Drug Application submitted under the FDCA or an analogous application or filing with any analogous agency or Regulatory Authority outside of the United States under any analogous foreign Law for the purposes of obtaining permission to conduct human clinical studies.

1.34  “Indemnified Party” shall have the meaning assigned to it in Section 14.4.

1.35  “Indemnifying Party” shall have the meaning assigned to it in Section 14.4.

1.36  “Infringer” has the meaning assigned to it in Section 8.4(b).

1.37  “Joint Research Committee” or “JRC” shall have the meaning assigned to it in Section 2.1(a).

1.38  “Launch” means the first shipment of a Licensed Product in commercial quantities for commercial sale by PFIZER, its Affiliates or its sublicensees to a Third Party in a country in the Territory after receipt by PFIZER of the first Regulatory Approval (and, in any country in which Price Approval is necessary or relevant for a majority of the population to obtain access to pharmaceutical products, Price Approval) for such Licensed Product in such country.

1.39  “Laws” means all laws, statutes, rules, regulations, orders, judgments and/or ordinances of any Governmental Authority.

1.40  “Licensed Product” means any product containing or delivering a PFIZER Compound in any dosage form, the manufacture, sale, offer for sale, importation, or use of which (i) would be covered by a Valid Claim, (ii) embodies or incorporates PSIVIDA Technology, or (iii) embodies or incorporates Program Technology. For the avoidance of doubt, a Licensed Product shall not include the following: (i) the “First Generation Exclusive Licensed Product” and the “Vitrasert Licensed Product”, each as defined under the B&L Agreement and (ii) the “First Product”, “Product” or “Option Product” (to the extent PSIVIDA has granted a license covering such Option Product pursuant to Section 5.8 of the Alimera Agreement), each as defined under the Alimera Agreement.

1.41  “Litigation Condition” shall have the meaning assigned to it in Section 14.4(a).

1.42  “Losses” shall have the meaning assigned to it in Section 14.2.

1.43  “Major EU Countries” means the United Kingdom, Spain, Italy, France and Germany.

1.44  “Medidur Device” means a Device that falls under the definition of “Product” under the Alimera Agreement.

1.45  “NDA” means a New Drug Application or a Biological License Application filed with the FDA in accordance with the FDCA with respect to a pharmaceutical or biologic products or an analogous application or filing with any Regulatory Authority outside of the United States (including any supra-national agency such as the European Union) for the purpose of obtaining approval to market and sell a pharmaceutical or biological product in such jurisdiction.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.46  “Net Sales” means with respect to a Licensed Product, the gross amount invoiced by PFIZER, its Affiliates and its sublicensees of such Licensed Product to Third Parties, less, without duplication, (i) bad debts related to such Licensed Product and (ii) sales returns and allowances actually paid, granted or accrued, including, trade, quantity and cash discounts and any other adjustments, including, those granted on account of price adjustments, billing errors, rejected goods, damaged or defective goods, recalls, returns, rebates, chargeback rebates, reimbursements or similar payments granted or given to wholesalers or other distributors, buying groups, health care insurance carriers or other institutions, adjustments arising from consumer discount programs or other similar programs, customs or excise duties, sales tax, consumption tax, value added tax, and other taxes (except income taxes) or duties relating to sales, any reductions of payment in respect of sales to the United States government, any state government or any foreign government, or to any other Governmental Authority, or with respect to any government-subsidized program or managed care organization (provided that any reductions, discounts or adjustments that apply collectively to multiple products shall be allocated pro rata to the amounts invoiced for Licensed Products), and freight and insurance (to the extent that PFIZER bears the cost of freight and insurance for a Licensed Product). Net Sales shall be determined from books and records maintained in accordance with generally acceptable accounting principles in the United States, as consistently applied by PFIZER with respect to sales of all its pharmaceutical or biologic products.

1.47  “New Device Indication Field” means a Device Indication Field that is different than any Device Indication Field to which another Licensed Product that has previously undergone the relevant Event Milestone is directed.

1.48  “Non-Sequential Milestone” shall have the meaning assigned to it in Section 6.1(c).

1.49  “Other Indication” means the following indication in the Field: [...]*.

1.50  “Patent Costs” means the fees and costs associated with filing, prosecution and maintenance of Patent Rights in the Territory.

1.51  “Patent Rights” shall mean all patents and patent applications, whether domestic or foreign, including all continuations, continuations-in-part, divisionals, provisionals and renewals, and letters of patent granted with respect to any of the foregoing, patents of addition, supplementary protection certificates, registration or confirmation patents and all reissues, re-examination and extensions thereof. In all cases, inventorship will be determined in accordance with U.S. law.

1.52  “Person” means an individual, corporation, partnership, company, joint venture, unincorporated organization, limited liability company or partnership, sole proprietorship, association, bank, trust company or trust, whether or not legal entities, or any Governmental Authority.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.53  “PSIVIDA Confidential Information” means all information relating to Devices, PSIVIDA Technology or PSIVIDA Program Technology, as well as any other information regarding the technology, business and operations of PSIVIDA, that is or has been disclosed (whether orally or in writing) by PSIVIDA to PFIZER or its Affiliates to the extent that such information is not (i) as of the date of disclosure to PFIZER, known to PFIZER or its Affiliates; or (ii) disclosed in published literature, or otherwise generally known to the public through no breach by PFIZER of this Agreement; or (iii) obtained by Pfizer or its Affiliates from a Third Party free from any obligation of confidentiality to PSIVIDA; or (iv) independently developed by PFIZER or its Affiliates without use of the PSIVIDA Confidential Information; or (v) in the reasonable opinion of legal counsel, required to be disclosed under Law; provided that, in the case of (v), PFIZER provides PSIVIDA prior notice (to the extent practicable) of such disclosure and agrees to cooperate, at the request and sole expense of PSIVIDA, with PSIVIDA’s efforts to preserve the confidentiality of such information.

1.54  “PSIVIDA Patent Rights” means (i) all Patent Rights directed to the Device or Formulations which are owned, licensed or otherwise Controlled by PSIVIDA as of the Effective Date or at any time during the Term (other than Program Patent Rights), including the Patent Rights listed in Exhibit A and any Patent Rights that may issue from, or claim priority to or through, the applications listed on Exhibit A, and (ii) in addition to the drug delivery Patent Rights described in clause (i), [...]*.

1.55  “PSIVIDA Program Patent Rights” shall have the meaning assigned to it in Section 8.1(c).

1.56  “PSIVIDA Program Technology” shall have the meaning assigned to it in Section 8.1(c).

1.57  “PSIVIDA Research Costs” means the actual costs expended by PSIVIDA during any calendar year for the Research Program in accordance with the Research Plan, such amounts to be limited to amounts budgeted by the JRC under Section 2.1(e), including personnel costs at a rate of [...]* per year per full-time employee, payments to Third Parties[...]*.

1.58  “PSIVIDA Technology” means any Technology owned or otherwise Controlled by PSIVIDA as of the Effective Date or at any time during the Term, other than Program Technology; [...]*.

1.59  “PSIVIDA Trademarks” means the mark, MedidurTM.

1.60  “PFIZER Compound” means (i) any composition of matter, [...]* that is specifically or generically claimed in composition of matter claims in any patent and/or patent application owned, licensed or otherwise Controlled by PFIZER as of the Effective Date or during the Term of this Agreement, and (ii) Generic Compounds that [...]*. A PFIZER Compound shall not include a corticosteroid or an Option Compound for which Alimera has exercised the Alimera Compound Option (as defined in the Alimera Agreement) under Section 5.8.3 of the Alimera Agreement.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.61  “PFIZER Confidential Information” means all information relating to PFIZER Compounds, Formulations, Licensed Products or PFIZER Program Technology, as well as any other information regarding the technology, business and operations of PFIZER, that is or has been disclosed (whether orally or in writing) by PFIZER to PSIVIDA or its Affiliates to the extent that such information is not (i) as of the date of disclosure known to PSIVIDA or its Affiliates; or (ii) disclosed in published literature, or otherwise generally known to the public through no breach by PSIVIDA of this Agreement or (iii) obtained by PSIVIDA or its Affiliates from a Third Party free from any obligation of confidentiality to PFIZER; or (iv) independently developed by PSIVIDA or its Affiliates without use of the Pfizer Confidential Information; or (v) in the reasonable opinion of legal counsel, required to be disclosed under Law; provided that, in the case of (v), PSIVIDA provides PFIZER prior notice (to the extent practicable) of such disclosure and agrees to cooperate, at the request and sole expense of PFIZER, with PFIZER’s efforts to preserve the confidentiality of such information.

1.62  “PFIZER Quarter” means each of the four (4) thirteen (13) week periods (i) with respect to the United States, commencing on January 1 of any calendar year, and (ii) with respect to any country in the Territory other than the United States, commencing on December 1 of any calendar year.

1.63  “PFIZER Patent Rights” means all Patent Rights owned or otherwise Controlled by PFIZER as of the Effective Date or at any time during the Term, including such rights with respect to PFIZER Proprietary Compounds (other than Program Patent Rights).

1.64  “PFIZER Program Patent Rights” shall have the meaning assigned to it in Section 8.1(c).

1.65  “PFIZER Program Technology” shall have the meaning assigned to it in Section 8.1(c).

1.66  “PFIZER Proprietary Compound” means any composition of matter included in clause (i) of the definition of PFIZER Compound.

1.67  “PFIZER Technology” means any technology and know-how owned, licensed or otherwise Controlled by PFIZER as of the Effective Date or at any time during the Term (including as related to PFIZER Proprietary Compounds), other than Program Technology.

1.68  “Phase I/II Clinical Study” means a clinical study, other than a Phase III Clinical Study, that is intended to test the safety or effectiveness of a Licensed Product for a specific indication in patients with the disease or condition under study, including first in human studies to the extent is intended to test such effectiveness.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.69  “Phase II(b) Clinical Study” means a Phase II Clinical Study that is intended to establish the dosing regimen for use in a Phase III Clinical Study of a Licensed Product for a specific indication.

1.70  “Phase III Clinical Study” means a clinical study intended to meet the requirements for approval of an NDA for a Licensed Product.

1.71  “Price Approval” means, in any country where a Governmental Authority authorizes reimbursement for, or approves or determines pricing for, pharmaceutical products, receipt (or, if required to make such authorization, approval or determination effective, publication) of such reimbursement authorization or pricing approval or determination (as the case may be).

1.72  “Program Patent Rights” means all Patent Rights that cover Program Technology and include PSIVIDA Program Patent Rights and PFIZER Program Patent Rights.

1.73  “Program Technology” means Technology that is or was (a) invented by officers, employees or agents of, or consultants to, PSIVIDA or any of its Affiliates, alone or jointly with Third Parties, in the course of performing the Research Plan during the Research Term, (b) jointly invented by officers, employees or agents of, or consultants to, both PSIVIDA and PFIZER or any of their respective Affiliates or sublicensees, in each case, alone or jointly with Third Parties, in the course of performing the Research Plan during the Research Term, (c) invented by officers, employees or agents of, or consultants to, PFIZER or any of its Affiliates or sublicensees, alone or jointly with Third Parties, in the course of performing the Research Plan during the Research Term or (d) acquired by purchase, license, assignment or other means from Third Parties by PSIVIDA or any of its Affiliates, by PSIVIDA and PFIZER or any of their respective Affiliates or by PFIZER or any of its Affiliates, in each case, alone or jointly with Third Parties, in order for such Party (or Parties) to perform the Research Plan during the Research Term. In all cases, inventorship shall be determined according to United States law.

1.74  “Redacted Agreement” shall have the meaning assigned to it in Section 9.4.

1.75  “Regulatory Approval” means any and all approvals, with respect to any jurisdiction, or authorizations (other than Price Approvals) of a Regulatory Authority, that are necessary for the commercial manufacture, distribution, use, marketing or sale of a pharmaceutical product in such jurisdiction.

1.76  “Regulatory Authority” means, in respect of a particular country or jurisdiction, the Governmental Authority having responsibility for granting Regulatory Approvals in such country or jurisdiction.

1.77  “Representatives” shall have the meaning assigned to it in Section 14.1(a).

1.78  “Research Costs” shall have the meaning assigned to it in Section 3.3.

1.79  “Research Plan” shall have the meaning assigned to it in Section 3.1.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.80  “Research Program” means the program under which research under Section 3 will be conducted during the Research Term, which program includes the Research Plan.

1.81  “Research Records” shall have the meaning assigned to it in Section 3.4.

1.82  “Research Term” means a term beginning on the Effective Date and ending on at the Commencement of the first Phase III Clinical Study for the first Licensed Product.

1.83  “Reserved Interests” shall have the meaning assigned to it in Section 16.2.

1.84  “Royalty Term” means, on a country-by-country and Licensed Product-by-Licensed Product basis, the period commencing upon Launch of a Licensed Product in a country and ending upon the later to occur of: (i) the date on which such Licensed Product is no longer covered by a Valid Claim in such country; and (ii) [...]* years from the date of Launch of such Licensed Product in such country.

1.85  “[...]* Patent Rights” means the Patent Rights listed on Exhibit H.

1.86  “Sales Milestone Payments” means the amounts set forth in Section 6.2.

1.87  “Security Agreement” means the Security Agreement attached as Exhibit I.

1.88  “Stock Purchase Agreement” means the Stock Purchase Agreement, dated as of the Effective Date, between Pfizer Inc. and pSivida Limited.

1.89  “Subsequent Indication Licensed Product” means a Licensed Product that contains a PFIZER Compound that is different than the PFIZER Compound contained in any Licensed Product for which PFIZER had been required to pay the relevant Event Milestone, and that is developed with the purpose of receiving Regulatory Approval in a New Device Indication Field.

1.90  “Technology” means all inventions, materials, technology, data, technical and scientific information, know-how, expertise and trade secrets that are used in connection with a Device, PFIZER Compounds or Formulation, including any improvements to the Device, PFIZER Compounds or Formulations and intellectual property rights embodying any of the foregoing, but excluding any Patent Rights.

1.91  “Term” means the period of time commencing on the Effective Date and ending on the earlier of (a) the last to expire Royalty Term or (b) the effective date of termination of this Agreement pursuant to Section 13.1.

1.92  “Territory” means the entire world.

1.93  “Third Party” means any person or entity other than PFIZER, PSIVIDA, or any of their respective Affiliates.

1.94  “Third Party Claim” shall have the meaning assigned to it in Section 14.4.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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1.95  “UKRF Licenses” means the licenses by and between PSIVIDA and the University of Kentucky Research Foundation set forth in Exhibit E.

1.96  “UKRF Technology” means the technology licensed under UKRF Licenses.

1.97  “UKRF Patent Rights” means the Patent rights licensed under UKRF Licenses.

1.98  “Valid Claim” means any claim from (a) an issued and unexpired patent included within the PSIVIDA Patent Rights or Program Patent Rights that has not been revoked or held unenforceable or invalid by a final decision of a court or other Governmental Authority of competent jurisdiction, unappealable or unappealed within the time allowed for appeal or that has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise; or (b) a patent application included within the PSIVIDA Patent Rights or Program Patent Rights; provided however, that such a claim from a patent application has not been canceled, withdrawn, or abandoned [...]*. If a claim of a patent application ceases to be a Valid Claim under item (b) because of the passage of time and later issues as part of a patent within item (a), then it shall again be considered to be a Valid Claim effective as of the earlier of the grant, allowance or issuance of such patent.

1.99  “[...]* Condition Indication” means any of the following indications in the Field: [...]*.

1.100  Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) “include”, “includes” and “including” are not limiting and mean include, includes and including, without limitation; (ii) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (iii) references to an agreement, statute or instrument mean such agreement, statute or instrument as from time to time amended, modified or supplemented; (iv) references to a person are also to its permitted successors and assigns; (v) references to an “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article or Section of, or any Exhibit or Schedule to, this Agreement unless otherwise indicated; (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (vii) the word “any” shall mean “any and all” unless otherwise indicated by context and (viii) references to “dollars” or “$” shall refer to United States Dollars.

Section 2.  Management of the Research Program

2.1  Joint Research Committee.

(a)  The Research Program established by this Agreement shall be overseen by a joint research committee composed of two (2) representatives from each Party (the “Joint Research Committee” or “JRC”). An alternate member designated by a Party may serve temporarily in the absence of a permanent member of the JRC for such Party. Each Party shall designate one of its representatives as a co-chair of the JRC. The co-chairs of the JRC shall be jointly responsible for setting the agenda for each meeting, and each co-chair will be responsible for chairing alternating JRC meetings. From time to time, the JRC may establish subcommittees or subordinate committees (that may or may not include members of the JRC itself) to oversee particular projects or activities, and such subcommittees or subordinate committees shall be constituted and shall operate as the JRC agrees. After the end of the Research Term, the JRC shall be disbanded.

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The members of the JRC initially shall be:

PFIZER Appointees: [...]*

PSIVIDA Appointees: [...]*

(b)  All decisions of the JRC made pursuant to this Agreement shall be made by consensus; provided, however, that in the event of a disagreement between PFIZER and PSIVIDA, subject to Sections 2.1(c) and (d) below and except with respect to Section 2.4(g), the PFIZER co-chair of the JRC shall have the final decision-making authority.

(c)  Any changes to the Research Plan that materially expand PSIVIDA’s obligations, require PSIVIDA to materially increase its efforts, materially alter the nature of the services provided by PSIVIDA shall require the unanimous consent of the JRC. If the JRC fails to reach unanimous consent regarding any such change to the Research Plan, then the obligations of PSIVIDA shall not be increased and the nature of the services provided by PSIVIDA shall not be altered.

(d)  If any aspect of a supplement to the Research Plan approved by the JRC, if performed, would violate Section 2 of the BMP Agreement, Sections 4.1, 5.1, 5.4 and 5.8 of the Alimera Agreement or Sections 2.1, 2.3, 2.4 and 2.5 of the B&L Agreement, such aspect shall not become a part of the Research Plan regardless of whether the JRC has approved such designation.

(e)  The approval of the budget for the Research Costs shall require the unanimous consent of the JRC.

2.2  Meetings. The JRC shall hold meetings at such times and places as shall be determined by the co-chairs of the JRC (it being expected that any in-person meetings will alternate between the appropriate offices of each Party), but in no event shall such meetings be held less frequently than once every calendar quarter during the Research Term. The JRC may:

(a)  conduct meetings in person, by videoconference or by telephone conference;

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(b)  invite other personnel of the Parties to attend meetings of the JRC as appropriate to the agenda for such meeting, after giving advance notice to the other Party;

(c)  act without a meeting if, prior to such action, a consent thereto is signed by the co-chairs of the JRC; and

(d)  by unanimous consent, amend or expand upon the foregoing procedures for its internal operation.

2.3  Minutes. At each meeting, the JRC shall elect a secretary who will prepare minutes after each meeting, reporting in reasonable detail the actions taken by the JRC during such meeting, issues requiring resolution, and resolutions of previously reported issues. Such minutes are to be reviewed and, if reasonably complete and accurate, signed by one JRC member from each Party. The secretary shall revise such minutes as necessary to obtain such signatures.

2.4  JRC Functions and Powers. The research activities of the Parties under the Research Plan shall be managed by the JRC only to the extent set forth herein (unless otherwise mutually agreed in writing by the Parties). The JRC shall foster the collaborative relationship between the Parties in order to assist each Party in fulfilling its obligations under the Research Plan, and shall in particular:

(a)  encourage and facilitate ongoing cooperation and information exchange between the Parties;

(b)  monitor the progress of the Research Program and the Parties’ diligence in carrying out their responsibilities thereunder; provided, however, that the JRC shall not have the authority to make any determination that either Party is in breach of its obligations under the Research Plan;

(c)  subject to Section 2.1(c) and (d), prepare any amendments to the Research Plan, if the JRC should determine that any such amendments are necessary;

(d)  set priorities, allocate tasks and coordinate activities between the Parties, in each case as required to perform the Research Program;

(e)  perform such other functions as appropriate to further the purposes of the Research Plan as mutually determined by the Parties;

(f)  discuss issues relating to the designation of PFIZER Compounds;

(g)  subject to Section 2.1(e), approve the budgets for Research Costs; and

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(h)  except as set forth in Sections 2.4(c), the JRC shall have no power to amend this Agreement and shall have only such powers as are specifically delegated to it in this Agreement.

2.5  Independence. Subject to the terms of this Agreement, the activities and resources of each Party shall be managed by such Party, acting independently and in its individual capacity. The relationship between PSIVIDA and PFIZER is that of independent contractors and neither Party shall have the power to bind or obligate the other Party in any manner, other than as is expressly set forth in this Agreement. PSIVIDA and PFIZER are not joint venturers, partners, principal and agent, employer and employee, and have no other relationship other than independent contracting parties.

Section 3.  Conduct of the Research Program

3.1  Research Plan. The Parties shall conduct the Research Program according to the research plan (as supplemented or amended from time to time, the “Research Plan”). In the event of an inconsistency or disagreement between the Research Plan and this Agreement, the terms of this Agreement shall prevail. The objective of the Research Program is to develop [...]*, and (2) Formulations for ocular [...]* in the Field.

(a)  Development [...]*. PSIVIDA will have primary responsibility for developing [...]* under a Research Plan described under Exhibit B-1.

(b)  Development [...]* for PFIZER Compounds. Subject to the terms and conditions of this Section 3.1(b) and except as restricted by Section 2 of the BMP Agreement, Sections 2.1 and 2.5 of the B&L Agreement and Sections 4.1, 5.1 and 5.8 of the Alimera Agreement, PSIVIDA and PFIZER shall conduct the Research Plan throughout the Research Term during which, from time to time, PFIZER will submit a PFIZER Compound or another composition of matter that is not claimed in composition of matter claims in issued, valid and unexpired Third Party Patent Rights and a proposed supplement to the Research Plan to PSIVIDA for [...]* for use in the Field and associated development [...]*. All technology related [...] developed in the course of performing the Research Plan will become part of Program Technology. The initial Research Plan will relate to the PFIZER Compounds listed in Exhibit B-2 hereto. For sake of clarification, PFIZER Compounds listed in Exhibit B-2 as of the Effective Date are specifically licensed hereunder.

(c)  Proposals for Development for PFIZER Compounds.

(i)  With respect to any composition of matter under subsection (b) that PFIZER proposes a supplement to the Research Plan during the period prior to February 11, 2008, PFIZER shall send written notice of its intention to propose as a supplement to the Research Plan to PSIVIDA. PSIVIDA will have ten (10) days to respond in writing that Alimera has exercised its Alimera Compound Option (as defined in the Alimera Agreement) to such composition of matter under Section 5.8 of the Alimera Agreement. In the event that PSIVIDA responds to PFIZER within such period that Alimera has rights in such composition of matter, PFIZER will not be permitted to propose a supplement to the Research Plan for such composition of matter. In the event that PSIVIDA responds to PFIZER within such period that Alimera has not exercised its Alimera Option with respect to such composition of matter, or does not respond to PFIZER within such ten day period, PFIZER may proceed to supplement the Research Program with respect to such composition of matter, and such composition of matter shall, upon finalization by the JRC, become part of the Research Program. On and after February 11, 2008, PFIZER may propose to the JRC any PFIZER Compound(s) or other composition of matter(s) pursuant to subsection (b) to supplement the Research Plan without first complying with the procedures set forth in this subsection.

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(ii)  A proposed supplement to the Research Plan submitted by PFIZER will be reviewed and finalized by the JRC. Any supplement to the Research Plan finalized by the JRC will be attached to Exhibit B-2. Each new Research Plan supplement shall be appended to Exhibit B-2 and made part of this Agreement.

(iii)  PSIVIDA agrees that, subject to Section 2.1(c) and (d), during the Research Term, PFIZER can add any PFIZER Compound or other composition of matter that is not claimed in composition of matter claims in issued, valid and unexpired Third Party Patent Rights to the Research Program for any indication within the Field without restriction.

(d)  Extension of Research Term. PFIZER may extend the Research Program in its sole discretion by one year by giving written notice at least 60-days before the end of the initial Research Term.

(e)  Limitations. Notwithstanding anything to the contrary herein, PSIVIDA’s obligation to perform under the Research Plan, including, but not limited to, any supplements to the Research Plan, shall be subject to PSIVIDA’s work load with respect to other compositions of matter previously submitted under the Research Plan.

3.2  Conduct of Research. The Parties shall conduct the Research Program in compliance in all material respects with the requirements of applicable Laws and the Parties will use reasonably diligent efforts to achieve the objectives of the Research Program and the Research Plan efficiently and expeditiously. Each Party shall promptly inform the other about all inventions within Program Technology that are made in the performance of the Research Plan. For the avoidance of doubt, PSIVIDA shall have no obligation to undertake any development activity for the Device or Licensed Products other than those allocated to it in the Research Plan and included in the budget for the Research Costs.

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3.3  Research Costs. Starting for the calendar year 2008 and until the Commencement of a Phase III Clinical Study for the first Licensed Product, PFIZER shall pay PSIVIDA at a rate [...]* in consideration of PSIVIDA’s costs in performing the Research Program (the “Research Costs”). PFIZER shall pay the Research Costs in four equal installments by wire transfer, in accordance with the wire instructions set forth in Exhibit F, each such payment to be made within ten (10) days after the beginning of each PFIZER Quarter and the first of such payments being made during the first PFIZER Quarter of 2008. In addition to the foregoing payments, at the end of each PFIZER Quarter in which PFIZER has paid Research Costs in accordance with this Section 3.3, PSIVIDA shall bill PFIZER for the amount, if any, by which the PSIVIDA Research Costs incurred by PSIVIDA in performing its obligations under the Research Plan exceed the Research Costs paid by PFIZER during such PFIZER Quarter. PFIZER shall pay the amount billed by PSIVIDA within thirty (30) days after its receipt of such invoice.

3.4  Records. Each Party shall maintain complete and accurate records of all work conducted under the Research Program and all results, data and developments made pursuant to its efforts under the Research Program (collectively, the “Research Records”). Such Research Records shall reflect work done and results achieved in the performance of the Research Program in sufficient detail and in a manner appropriate for patent and regulatory purposes. Subject to bona fide confidentiality obligations to a Third Party, each Party shall have the right to request copies of such Research Records of the other Party at reasonable times and upon reasonable notice to the extent necessary or useful for such Party to conduct its research or perform its other obligations under this Agreement, or to secure or enforce patents licensed under this Agreement.

3.5  Reports. During the Research Term, each Party shall report to the JRC no less than once per calendar quarter, and such reports shall consist of a written progress report summarizing the work performed under the Research Plan since the previous report. The JRC shall define the format and the nature of the content of such quarterly reports, which format and nature shall be adopted by both Parties.

3.6  Termination of Research Program. The Research Program and the Research Plan shall automatically terminate on the effective date of any termination of this Agreement pursuant to Section 13.1. In addition, either Party may terminate the Research Program and the Research Plan if the other Party has materially breached its obligations under Article 3 of this Agreement or under the Research Plan, such termination to be effective thirty (30) days after the breaching Party’s receipt of a notice from the non-breaching Party to such effect; provided that if the breaching Party has cured such breach prior to the expiration of such thirty (30)-day period, then the Research Program and Research Plan shall remain in effect pursuant to the terms thereof. As a result of any termination in accordance with this Section 3.6, Article 2, Article 3, the Research Program and the Research Plan shall cease to be in effect and neither Party shall have any further obligations with respect thereto.

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Section 4.  LICENSES.

4.1  License to PFIZER. Subject to the terms of this Agreement and except to the extent rights granted hereunder were granted under Section 2 of the BMP Agreement, Sections 2.1.1 or 2.1.2 of the B&L Agreement, or under Sections 4.1, 5.1, 5.4 and 5.8 of the Alimera Agreement, or include rights that PSIVIDA is otherwise obligated not to convey to a third party under Sections 2.3, 2.4 and 2.5of the B&L Agreement, or under Sections 4.1, 5.1, 5.4 and 5.8 of the Alimera Agreement, PSIVIDA hereby grants, and shall cause its Affiliates to grant, to PFIZER, and PFIZER hereby accepts:

(a)  (i) an exclusive (even as to PSIVIDA and its Affiliates), royalty-bearing worldwide license, with the right to sublicense, under the PSIVIDA Technology, the PSIVIDA Program Technology, and the PSIVIDA Confidential Information and (ii) an exclusive (even as to PSIVIDA and its Affiliates), royalty-bearing worldwide sublicense, with a right of further sublicense, under the UKRF Technology, in each case to make, have made, use, sell or import Licensed Products, Devices and Formulations in the Territory in the Field;

(b)  (i) an exclusive (even as to PSIVIDA and its Affiliates), royalty-bearing worldwide license, with the right to sublicense, under the PSIVIDA Patent Rights, and the PSIVIDA Program Patent Rights and (ii) an exclusive (even as to PSIVIDA and its Affiliates), royalty-bearing worldwide sublicense, with a right of further sublicense, under the UKRF Patent Rights, in each case to make, have made, use, sell or import Licensed Products, Devices and Formulations in the Territory in the Field; and

(c)  a non-exclusive sublicense, without a right to further sublicense, to use the PSIVIDA Trademarks with the Licensed Products, Devices and Formulations in the Territory in the Field. PFIZER shall cause to appear on all items bearing a PSIVIDA Trademark such legends, markings and notices as may be required by applicable law or reasonably requested by PSIVIDA to establish, perfect, defend or exploit the proprietary character of the PSIVIDA Trademarks. PFIZER shall not grant, attempt to grant or record anywhere, a security interest in a PSIVIDA Trademark. PSIVIDA hereby assigns and will assign any goodwill associated with its use of the PSIVIDA Trademarks to PFIZER. PFIZER ACKNOWLEDGES AND AGREES THAT THE PSIVIDA TRADEMARKS ARE PROVIDED ON AN “AS IS” BASIS AND THAT PSIVIDA MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES WHATSOEVER, EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT THERETO INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF TITLE, VALIDITY, ENFORCEABILITY OR NON-INFRINGEMENT. PSIVIDA is not obligated to (i) file any application for registration of the PSIVIDA Trademarks, or to secure any rights in the PSIVIDA Trademarks, (ii) to maintain the PSIVIDA Trademarks, or (iii) to police or pursue (including for infringement) any Third Parties using the PSIVIDA Trademarks.

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In the event that during the Term, any rights of BMP, B&L or Alimera in the first paragraph of this Section 4.1 that has been excluded from the grant to PFIZER, or PSIVIDA is no longer restricted under the sections of the BMP Agreement, B&L Agreement and the Alimera Agreement referenced in this Section 4.1, PFIZER shall thereafter have rights to Licensed Products within the Field to the same extent it has rights granted under Sections 4.1(a) and (b) above. PSIVIDA shall notify PFIZER within thirty (30) days of any termination of such rights of BMP, Alimera and B&L, as the case may be, under their respective agreements.

4.2  Licenses and Sublicenses to PSIVIDA Parties. Subject to the terms of this Agreement, during the Term, PFIZER grants, and shall cause its Affiliates to grant, to PSIVIDA the following fully paid, royalty-free, worldwide licenses and sublicenses, under PFIZER’s interest and PSIVIDA hereby accepts:

(a)  a non-exclusive license or sublicense, as applicable, without the right to sublicense or further sublicense (other than solely to the extent required to perform research under and contemplated by the Research Plan), respectively, in and to the PFIZER Technology, the PFIZER Confidential Information, the PSIVIDA Technology, the PSIVIDA Confidential Information and the PFIZER Program Technology solely to the extent necessary or useful to make, have made, use, or import the Licensed Products, and Devices and Formulations for use in and with the Licensed Products, in the Territory solely for purposes of performing its obligations under the Research Plans; and

(b)  a non-exclusive license or sublicense, as applicable, without the right to sublicense or further sublicense (other than solely to the extent required to perform research under and contemplated by the Research Plan), respectively, in and to the PFIZER Patent Rights, the PSIVIDA Patent Rights, PSIVIDA Program Patent Rights and the PFIZER Program Patent Rights to make, have made, use, or import the Licensed Products, and Devices and Formulations for use in and with the Licensed Products in the Territory solely for purposes of performing its obligations under the Research Plan.

Other than as specifically provided in this Section 4.2 and in the license grant set forth in Sections 4.3(b), PSIVIDA does not have, and nothing in this Agreement shall be construed to grant any license, interest or right to use any PFIZER Technology, PFIZER Confidential Information, PFIZER Patent Rights, PFIZER Program Technology and PFIZER Program Patent Rights.

4.3  Non-Exclusive License. Without limiting any of the licenses granted in 4.1:

(a)  To the extent permitted by the BMP Agreement, Alimera Agreement and the B&L Agreement, PSIVIDA grants to PFIZER a non-exclusive, irrevocable, royalty-free, perpetual license in the Territory, with the right to sublicense to Affiliates, to use for all research purposes the PSIVIDA Technology, PSIVIDA Program Technology, and PSIVIDA Confidential Information, in each case disclosed during the Term to PFIZER by PSIVIDA or its Affiliates; and

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(b)  PFIZER grants to PSIVIDA a non-exclusive, irrevocable, royalty-free, perpetual license in the Territory, with the right to sublicense to Affiliates, to use for all research purposes the PFIZER Technology, PFIZER Program Technology and PFIZER Confidential Information, in each case disclosed during the Term to PSIVIDA by PFIZER or its Affiliates.

4.4  Notwithstanding anything in Section 4.1 or any other provision of this Agreement, (i) the Parties agree and acknowledge that, under the BMP Agreement, the B&L Agreement and the Alimera Agreement, PSIVIDA has granted certain rights to BMP, B&L and Alimera, respectively, both exclusively and nonexclusively, and has agreed not to grant certain licenses or other rights to third parties; and (ii) to the extent any rights granted hereunder have been granted under the BMP Agreement, the B&L Agreement or the Alimera Agreement or are restricted pursuant to a covenant not to convey under the B&L Agreement or the Alimera Agreement, such rights shall not be and are not granted to PFIZER under this Agreement, except as provided in the last paragraph of Section 4.1.

Section 5.  DEVELOPMENT, REGULATORY APPROVALS AND MARKETING.

5.1  PFIZER Development Plan. PFIZER shall have the exclusive right and responsibility to prepare and implement a development plan for any PFIZER Compounds and Licensed Products (the “Development Plan”). A draft Development Plan shall be provided to PSIVIDA and PFIZER shall give due consideration to all suggestions and comments of PSIVIDA in relation thereto. All decisions with respect to the creation, modification and implementation of the Development Plan shall be made by PFIZER.

5.2  Development Reports. During the period beginning after the delivery by PFIZER to PSIVIDA of the initial Development Plan for a Licensed Product pursuant to Section 5.1 [...]* to PSIVIDA regarding the development of such Licensed Product, including any material changes to the Development Plan.

5.3  Records. During the Term, PFIZER will prepare and maintain accurate records and books relating to the progress and status of its activities under the Development Plan and otherwise in relation to the development of Licensed Products.

5.4  Diligence. PFIZER will use Commercially Reasonable Efforts to develop, seek Regulatory Approval for and commercialize at least one Licensed Product [...]*.

5.5  Regulatory Affairs. PFIZER shall determine all regulatory plans and strategies for the Licensed Products, and will own and be responsible for preparing, seeking, submitting and maintaining all regulatory filings and Regulatory Approvals for all Licensed Products, including preparing all reports necessary as part of a regulatory filing or Regulatory Approval. [...]*

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5.6  Manufacture and Supply. PSIVIDA shall be responsible for the manufacture of all clinical supplies of Devices and Formulations in accordance with the Research Plan for each PFIZER Compound. PFIZER shall be responsible for the manufacture of all commercial supplies of each PFIZER Compound, Formulation and each Licensed Product.

5.7  Commercialization/Pricing. PFIZER shall be solely responsible for marketing, promoting, selling, distributing and determining pricing and other terms of sale for all Licensed Products.

5.8  Disclosure of Technology.

(a)  Within thirty (30) days after the Effective Date, and from time-to-time throughout the Term, and during the Term at PFIZER’s reasonable request, but in no event later than ten (10) days following such request, PSIVIDA will disclose to PFIZER or its designated Affiliates, all documentation, manuals, tangible materials, protocols, SOPs or software embodying PSIVIDA Technology and PSIVIDA Program Technology that is reasonably necessary or useful to PFIZER to develop, manufacture, register, or market Licensed Products and efficiently practice the licenses under this Agreement, including such information from Third Parties to the extent permitted under any applicable agreements.

(b)  In addition, from time to time and as soon as practicable, but in no event later than three (3) months following the Effective Date, PFIZER shall have the right to have two (2) employees trained at PSIVIDA’s US facilities at least annually during the Research Term in all aspects of manufacture and development of the Devices and Formulations, it being understood that PFIZER may request that PSIVIDA train different employees every year; provided, if there are modifications, improvements or advancements to the Device, PSIVIDA shall train PFIZER’s employees upon PFIZER’s reasonable request at PSIVIDA’s US facility. All costs incurred by PFIZER or reasonable costs incurred by PSIVIDA in complying with the subsection shall be fully reimbursed by PFIZER.

Section 6.  FEES AND ROYALTIES.

6.1  Event Milestone Payments and Stock Purchase Agreements.

(a)  In consideration of the rights granted hereunder, and subject to the terms and conditions of this Agreement, PFIZER shall pay to PSIVIDA the amount set forth in the table below opposite the corresponding event milestone (each an “Event Milestone”) within thirty (30) days after the occurrence of such Event Milestone:

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Event Milestone	Event Milestone Payment
Commencement of first Phase I/II Clinical Study for the first Licensed Product to Commence a Phase I/II Clinical Study, subject to reduction to the extent Pfizer purchases shares under the Stock Purchase Agreement or the Second Stock Purchase Agreement, as the case may be, and under the terms and conditions set forth in Exhibit L.
$[...]* million

Commencement of first Phase II(b) Clinical Study for the first Licensed Product to Commence a Phase II(b) Clinical Study.	$[...]* million

Commencement of first Phase III Clinical Study for the first Licensed Product to Commence a Phase III Clinical Study.	$[...]* million

Date of acceptance by FDA of PFIZER’s first NDA for the first Licensed Product in the United States to have an NDA accepted in the United States.	$[...]* million

Launch of the first Licensed Product in the United States.	$[...]* million

Launch of the first Licensed Product in the first three Major EU Countries.	$[...]* million

(b)  In consideration of the rights granted hereunder, and subject to the terms and conditions of this Agreement, PFIZER shall also pay to PSIVIDA the amount set forth in the table below opposite the corresponding Event Milestone no later than thirty (30) days following the occurrence of such Event Milestone:

Event Milestone	Event Milestone Payment

Commencement of Phase III Clinical Study for any Subsequent Indication Licensed Product.	$[...]* million

Date of acceptance by FDA of PFIZER’s NDA for any Subsequent Indication Licensed Product in the United States.	$[...]* million

Launch of any Subsequent Indication Licensed Product in the United States.	$[...]* million

Launch of any Subsequent Indication Licensed Product in the first three Major EU Countries.	$[...]* million

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(c)  For the avoidance of doubt, if at any time an Event Milestone (a “Non-Sequential Milestone”) occurs prior to the occurrence of all Event Milestones set forth in the rows preceding such Non-Sequential Milestone in the table set forth in subsection (a) or subsection (b) above, as applicable, PFIZER shall pay to PSIVIDA the sum of (i) all Event Milestone Payments associated with Event Milestones in rows preceding the Non-Sequential Event Milestone which have not otherwise been paid by PFIZER, other than an Event Milestone on Launch, and (ii) the Event Milestone Payment associated with the Non-Sequential Milestone. In addition, for the avoidance of doubt, there shall be a maximum of three sets of Event Milestones for Licensed Products in total, one for each Device Indication Field.

(d)  Simultaneously with the execution of this Agreement, PFIZER and PSIVIDA Limited will enter into a Stock Purchase Agreement, pursuant to which, PFIZER will make an investment in ordinary shares of Psivida Limited, in the amount of US$5 million, subject to the terms and conditions set forth therein.

(e)  PFIZER may invest an additional (x) US$ [...]* million (the “Additional Investment”) and (y) up to a maximum of US$ [...]* million (such additional amount under this clause (y) to be fully creditable against the Phase I/II Clinical Study Event Milestone for the first Licensed Product to Commence a Phase I/II Clinical Study) pursuant to the terms and conditions set forth in Exhibit L.

6.2  Sales Milestone Payments. In addition to the Event Milestone Payments, in consideration of the rights granted hereunder, and subject to the terms and conditions of this Agreement, PFIZER shall pay to PSIVIDA the following one-time payments (each, a “Sales Milestone Payment”) when aggregate Net Sales of all Licensed Products in a calendar year in the Territory first reach the respective thresholds indicated below:

Annual Net Sales in the Territory	Sales Milestone Payment

Net Sales in a calendar year exceed $[...]* million	$[...]* million

Net Sales in a calendar year exceed $[...]* billion	$[...]* million

Net Sales in a calendar year exceed $[...]* billion	$[...]* million

Net Sales in a calendar year exceed $[...]* billion	$[...]* million

PFIZER shall make any Sales Milestone Payment payable with respect to a calendar year within sixty (60) days after the end of such calendar year, and such payment shall be accompanied by a report identifying the Licensed Products, the relevant countries, Net Sales of each Licensed Product for each such country, and the amount payable to PSIVIDA. All such reports shall be kept confidential by PSIVIDA and not disclosed to any other party, other than PSIVIDA’s accountants which shall be obligated to keep such information confidential, and such information and reports shall only be used for purposes of this Agreement.

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6.3  Royalty Payments. In addition to the payments under Sections 6.1 and 6.2, in consideration of the rights granted hereunder, and subject to the terms and conditions of this Agreement, PFIZER shall pay to PSIVIDA, with respect to each Licensed Product, an amount equal to [...]*% of Net Sales for the portion of Net Sales of such Licensed Product in a calendar year in the Territory.

Notwithstanding the foregoing, (i) for Net Sales based on sales of a Licensed Product in the United States, any payments owed with respect to sales of such Licensed Product pursuant to this Section 6.3 shall be reduced by [...]* percent ([...]*%) [...]*for the remainder of the applicable Royalty Term if a Generic Product is available in the United States, any such reduction to be prorated appropriately for the then-current PFIZER Quarter; (ii) for Net Sales based on sales of a Licensed Product in a country in the Territory other than the United States, any payments owed with respect to sales of such Licensed Product in such country pursuant to this Section 6.3 shall be reduced by [...]* percent ([...]*%), such reduction to be prorated appropriately for the then-current PFIZER Quarter, for so long as and at any time that a Generic Product is available in such country; and (iii) for Net Sales based on sales of a Licensed Product in any country in the Territory, payments owed with respect to sales of such Licensed Product pursuant to this Section 6.3 shall be reduced to an amount equal to [...]*% of Net Sales for the portion of Net Sales of such Licensed Product in such country for so long as and at any time that the following events occur or are in existence: (a) a Competitive Device is being marketed in that country and (b) clause (i) and (ii) of this Section 6.3 do not otherwise apply. The Parties agree and acknowledge that the payment of royalties by PFIZER to PSIVIDA for sales in a country in which there is no Valid Claim covering the applicable Licensed Product shall represent consideration for the license to PSIVIDA Technology granted by PSIVIDA to PFIZER in Section 4.1.

6.4  Duration of Royalty Payments. Payments under Section 6.3 shall continue until the expiration of the Royalty Term in each country in the Territory for such Licensed Product. Thereafter, on a Licensed Product-by-Licensed Product basis, to the extent such rights have not been exclusively licensed or restricted under a covenant not to convey under the BMP Agreement, the Alimera Agreement or the B&L Agreement, PFIZER shall have a non-exclusive, royalty-free, perpetual, irrevocable, worldwide license, with the right to sublicense, under the PSIVIDA Technology and PSIVIDA Program Technology.

6.5  Notices of Termination. In the event that a Party has given the other Party any notice of termination of this Agreement as allowable under Section 13 no further payments under Section 6.1 shall become due following the date of such notice.

Section 7.  ACCOUNTING AND PROCEDURES FOR PAYMENT.

7.1  Inter-Company Sales. Sales between or among PFIZER, its Affiliates or sublicensees shall not be subject to royalties under Section 6. PFIZER shall be responsible for the payment of royalties on Net Sales by its Affiliates or sublicensees to Third Parties.

7.2  Currency. All royalty payments shall be computed and paid in United States dollars. For the purposes of determining the amount of any Sales Milestone Payments or royalties due for the relevant PFIZER Quarter, the amount of Net Sales in any foreign currency shall be converted into United States dollars in a manner consistent with PFIZER’s normal practices used to prepare its audited financial reports; provided that such practices use a widely accepted source of published exchange rates.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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7.3  Royalty Payments. PFIZER shall make royalty payments to PSIVIDA with respect to each PFIZER Quarter within sixty (60) days after the end of such PFIZER Quarter, and each payment shall be accompanied by a report identifying the Licensed Product, each applicable country, Net Sales for each such country, and the amount payable to PSIVIDA, as well as the computation thereof and the basis of any reductions allowable under Section 6.3. Said reports shall be kept confidential by PSIVIDA and not disclosed to any other party, other than PSIVIDA’s certified public accountants which shall be obligated to keep such information confidential, and such information and reports shall only be used for purposes of this Agreement. Said reports shall be considered PFIZER Confidential Information.

7.4  Method of Payments. Each payment hereunder shall be made by electronic transfer in immediately available funds via either a bank wire transfer, an ACH (automated clearing house) mechanism, or any other means of electronic funds transfer, at PFIZER’s election, to the bank account specified in Exhibit F, or to such other bank account as PSIVIDA shall designate in a notice at least five (5) Business Days before the payment is due. All payments under this Agreement shall bear interest from the fifteenth (15th) day after the date due until paid at a rate equal to the thirty (30)-day United States dollar LIBOR rate in effect on the date that payment was due, as published by The Financial Times.

7.5  Inspection of Records. PFIZER shall, and shall cause its Affiliates and sublicensees to, keep accurate books and records setting forth gross sales of each Licensed Product, Net Sales of each Licensed Product, and amounts payable hereunder to PSIVIDA for each such Licensed Product. PFIZER shall permit, and shall cause its Affiliates and sublicensees to permit, PSIVIDA, independent certified public accountants employed by PSIVIDA and reasonably acceptable to PFIZER, to examine such books and records at any reasonable time, upon reasonable notice, but not later than [...]* years following the rendering of the corresponding royalty reports pursuant to Section 7.3. The foregoing right of examination may be exercised only once during each twelve (12)-month period of the Term. PFIZER may require such accountants to enter into a reasonably acceptable confidentiality agreement, and in no event shall such accountants disclose to PSIVIDA any information, other than such as relates to the accuracy of the corresponding royalty reports pursuant to Section 7.3. The opinion of said independent accountants regarding such reports and related payments shall be binding on the Parties, other than in the case of manifest error. PSIVIDA shall bear the cost of any such examination and review; provided that if the examination shows an underpayment of royalties of more than ten percent (10%) of the amount due for the applicable period, then PFIZER shall promptly reimburse PSIVIDA for all costs incurred in connection with such examination. PFIZER shall promptly pay to PSIVIDA the amount of any underpayment of royalties revealed by an examination. Any overpayment of royalties by PFIZER revealed by an examination shall be fully-creditable against future royalty payments under 6.3.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

7.6  Royalty Report. Upon the expiration of the [...]* period following the rendering of a royalty report pursuant to Section 7.3, such report shall be binding on the Parties, and PFIZER and its Affiliates shall be released from any liability or accountability with respect to royalties for the period covered by such report.

7.7  Tax Matters.

(a)  VAT. It is understood and agreed between the Parties that any payments made by PFIZER under this Agreement are inclusive of any value added or similar tax imposed upon such payments.

(b)  Tax Cooperation. The Parties agree to cooperate and produce on a timely basis any tax forms or reports, including an IRS Form W-8BEN, reasonably requested by the other party in connection with any payment made by PFIZER to PSIVIDA under this Agreement. Each Party further agrees to provide reasonable cooperation to the other Party, at the other Party’s expense, in connection with any official or unofficial tax audit or contest relating to payments made by PFIZER to PSIVIDA under this Agreement.

(c)  Withholding Tax Matters. In addition, in the event any of the payments made by PFIZER pursuant to Section 6 become subject to withholding taxes under the Laws of any jurisdiction, PFIZER shall deduct and withhold the amount of such taxes for the account of PSIVIDA to the extent required by Law, such payment to PSIVIDA shall be reduced by the amount of taxes deducted and withheld, and PFIZER shall pay the amount of such taxes to the proper Governmental Authority in a timely manner and promptly transmit to PSIVIDA an official tax certificate or other evidence of such tax obligations, together with proof of payment from the relevant Governmental Authority of all amounts deducted and withheld sufficient to enable PSIVIDA to claim such payment of taxes. [...]*. Any such withholding taxes required under applicable Law to be paid or withheld shall be an expense of, and borne solely by, PSIVIDA. PFIZER will provide PSIVIDA with reasonable assistance, at PSIVIDA’s expense, to enable PSIVIDA to recover such taxes as permitted by Law.

Section 8.  PATENTS AND INFRINGEMENT.

8.1  Ownership.

(a)  PSIVIDA Technology and Patent Rights. Subject to the terms and conditions of this Agreement, PSIVIDA or its Affiliates Control all PSIVIDA Confidential Information and PSIVIDA Technology and all PSIVIDA Patent Rights, except to the extent limited by the terms of the Alimera Agreement, including, but not limited to, Sections 4.1, 5.1, 5.4 and 5.8 thereof, the B&L Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4 and 2.5 thereof and the BMP Agreement, including Section 2 thereof.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

(b)  PFIZER Technology and Patent Rights. Subject to the terms and conditions of this Agreement, PFIZER or its Affiliates Control all PFIZER Confidential Information, PFIZER Technology, and PFIZER Patent Rights.

(c)  Program Technology and Patent Rights. In the course of performing the Research Plan during the Research Term, PSIVIDA and PFIZER contemplate the invention of Program Technology and Program Patent Rights. PFIZER shall have sole ownership of any Program Technology and Program Patent Rights to the extent they relate to (in the case of Program Technology) or specifically claim (in the case of Program Patent Rights) (i) the Device with [...]* (respectively, “PFIZER Program Technology” and “PFIZER Program Patent Rights”), regardless of the identity of the inventors. PSIVIDA shall have sole ownership of Program Technology and Program Patent Rights to the extent they relate to (in the case of Program Technology) or claim (in the case of Program Patent Rights) (I) improvements to the Device that [...]* (II) methods of manufacture or monitoring the Device other than with respect to [...]* (III) the Device with any composition of matter [...]* and (IV) method of use claims that are not included under Section 8.1(c)(iv) (respectively, “PSIVIDA Program Technology” and “PSIVIDA Program Patent Rights”), regardless of the identity of the inventors. For the avoidance of doubt, (A) Program Technology and Program Patent Rights shall not include CDS Improvements (as defined in the Alimera Agreement) and (B) notwithstanding any activities under the Research Plan, PSIVIDA Patent Rights shall not be converted into Program Patent Rights and PSIVIDA Program Patent Rights shall not be converted into PFIZER Program Patent Rights.

(d)  Cooperation. PSIVIDA and PFIZER shall cooperate and use reasonable efforts to file, prosecute and maintain Patent Rights, including PSIVIDA Patent Rights, PSIVIDA Program Patent Rights, PFIZER Patent Rights and PFIZER Program Patent Rights, licensed to the Parties under this Agreement to fully preserve the rights of both Parties. For example, the Parties will cooperate to develop filing strategies, such as filing patent applications owned by each Party on the same day where appropriate.

8.2  Off-Label Use.

(a)  Notwithstanding anything to the contrary herein and subject to the obligations of PSIVIDA under this Agreement, the Faber Agreement, the BMP Agreement, Sections 2.1.1 and 2.1.2 of the B&L Agreement and Sections 4.1, 5.1, 5.4 and 5.8 of the Alimera Agreement, PSIVIDA shall not have the right under the PSIVIDA Technology, the PSIVIDA Patent Rights, the PSIVIDA Program Technology or the PSIVIDA Program Patent Rights to make, have made, use, sell, import or service products that (A) contain or incorporate (x) a Generic Compound that has been studied in animals pursuant to terms and conditions of the Research Plan unless such Generic Compound was the subject of prior (i.e., before such Generic Compound was studied in animals under the Research Plan) pre-clinical animal studies by PSIVIDA or (y) a PFIZER Proprietary Compound or (B) use a Device that could reasonably be used to deliver a composition of matter into the eye of a patient during an office visit through an incision smaller than that required for a 20 gauge needle.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

(b)  Without limiting the obligations in Section 8.2(a), in the event a product that incorporates or utilizes PSIVIDA Patent Rights, PSIVIDA Technology, PSIVIDA Program Patent Rights or PSIVIDA Program Technology is sold by PSIVIDA or its Affiliates, or any of its licensees or sublicensees, under a marketing authorization granted by a Regulatory Authority to PSIVIDA for a use outside the Field and has annual unit sales in the Field in any country in the Territory equal to an amount greater than [...]*% of the annual unit sales of a Licensed Product in such country (unit sales based on data provided by IMS International or if such data is not available from IMS International, such other reliable data source as reasonably determined by PFIZER and reasonably agreed by PSIVIDA), such product sold by PSIVIDA shall be designated a “Generic Product” under this agreement and royalties shall be reduced with respect to such country for the relevant Licensed Product with which it competes in compliance with Section 6.3 hereof.

8.2A Use by PFIZER.

(a)  PFIZER agrees that PFIZER will not (1) grant a license to any Affiliate or Third Party under the PFIZER Program Technology or the PFIZER Program Patent Rights to make, have made, use, offer to sell, sell, or import any devices or products [...]* outside the Field in the Territory, and (2) itself use PFIZER Program Technology or the PFIZER Program Patent Rights to make, have made, use, offer to sell, sell, or import any devices or products [...]* outside the Field in the Territory.

(c)  PFIZER agrees that PFIZER will not (1) grant a license to any Affiliate or Third Party under the PSIVIDA Technology, the PSIVIDA Program Technology, the PSIVIDA Patent Rights or the PSIVIDA Program Patent Rights to make, have made, use, offer to sell, sell, or import any devices or products [...]* outside the Field in the Territory, and (2) itself use the PSIVIDA Technology, the PSIVIDA Program Technology, the PSIVIDA Patent Rights or the PSIVIDA Program Patent Rights to make, have made, use, offer to sell, sell, or import any devices or products [...]* outside the Field in the Territory.

(d)  [...]*

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

8.3  Prosecution and Maintenance of PSIVIDA Patent Rights and PSIVIDA Program Patent Rights in the Territory.

(a)  Filing, Prosecution, and Maintenance of PSIVIDA Patent Rights. PSIVIDA shall have primary responsibility for and control over the preparation, filing, prosecution, and maintenance of PSIVIDA Patent Rights and the PSIVIDA Program Patent Rights in the Territory. PSIVIDA shall have the authority to select patent counsel, and to determine the form and content of such prosecution documents and to make all decisions regarding whether to file, prosecute and maintain patents and patent applications, and in which countries to do so. PSIVIDA shall be [...]* of the Patent Costs associated with the PSIVIDA Patent Rights and the PSIVIDA Program Patent Rights. PSIVIDA shall keep PFIZER reasonably informed regarding the status of each patent or patent application included within the PSIVIDA Patent Rights and the PSIVIDA Program Patent Rights and shall provide PFIZER with copies of all official correspondence (including, but not limited to, applications, office actions, responses, etc.) relating to prosecution and maintenance of these patent rights. PFIZER shall have the right to review all pending patent applications and other proceedings, and to make recommendations to PSIVIDA regarding the prosecution of such patent rights; provided that all final decisions regarding the prosecution and maintenance of such PSIVIDA Patent Rights and PSIVIDA Program Patent Rights shall be made by PSIVIDA. Notwithstanding the foregoing, with respect to the PSIVIDA Program Patent Rights, PSIVIDA agrees to act in good faith (i) to cooperate and coordinate with PFIZER, as reasonably requested, on the prosecution and maintenance of such PSIVIDA Program Patent Rights, including with respect to when to file patent applications and (ii) to not take any action that would impinge, impede or otherwise limit PFIZER from obtaining the broadest available claims included within the definition of PFIZER Program Patent Rights in the Territory.

(b)  Abandonment of PSIVIDA Patent Rights or PSIVIDA Program Patent Rights. PSIVIDA may, at its sole discretion, abandon any patent or pending patent application, on a country-by-country and patent-by-patent or application-by-application basis, within the PSIVIDA Patent Rights and PSIVIDA Program Patent Rights. PSIVIDA shall not abandon prosecution or maintenance of any PSIVIDA Patent Rights or PSIVIDA Program Patent Rights in the Territory without notifying PFIZER in a timely manner of PSIVIDA’s intention and reason therefor and providing PFIZER with reasonable opportunity to comment upon such abandonment and to assume responsibility for prosecution or maintenance of such PSIVIDA Patent Rights and/or PSIVIDA Program Patent Rights. In the event that PSIVIDA abandons prosecution or maintenance of PSIVIDA Patent Rights or PSIVIDA Program Patent Rights in any country in the Territory, PFIZER may assume prosecution responsibility for such Patent Rights in that country; provided, however, that such abandoned PSIVIDA Patent Rights or PSIVIDA Program Patent Rights shall be excluded from the definition of Valid Claim for the purposes of the Royalty Term. The cancellation or amendment of a claim or claims during the prosecution of a patent application, or during a reissue or reexamination proceeding with respect to an issued patent, within the PSIVIDA Patent Rights or PSIVIDA Program Patent Rights shall not in and of itself constitute a discontinuance or abandonment under this section. Notwithstanding the foregoing, PFIZER’s rights under this Section 8.3(b) with respect to PSIVIDA Patent Rights shall be subject to rights granted to BMP under the BMP Agreement, including the rights set forth in Section 15 thereof, to Faber under the Faber Agreement, including Section 4.1 thereof, to Alimera under the Alimera Agreement, including the rights set forth in Section 7.1 and 7.2 thereof, and to B&L under the B&L Agreement, including the rights set forth in Article 9 thereof.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

(c)  Information Disclosure; Cooperation. Subject to any limitations imposed by the confidentiality obligations set forth in the BMP Agreement, Faber Agreement, Alimera Agreement and the B&L Agreement, PSIVIDA shall disclose and make available to PFIZER all material information controlled by PSIVIDA that is reasonably necessary for PFIZER to perform its obligations and to exercise its rights under this Article 8. All such information shall be disclosed to PFIZER reasonably promptly after it is first developed or learned or its significance is first appreciated. PSIVIDA agrees to cooperate with PFIZER with respect to the preparation, filing, prosecution and maintenance of patents and patent applications pursuant to this Article 8.

8.4  Enforcement of PSIVIDA Patent Rights and PSIVIDA Program Patent Rights.

(a)  Notification. During the Term, each of the Parties shall promptly notify the other in the event they learn of any known infringement or suspected infringement of any of the PSIVIDA Patent Rights or PSIVIDA Program Patent Rights that cover a Licensed Product and shall provide the other Party with all available evidence supporting said infringement or suspected infringement.

(b)  Enforcement. [...]*, but not the obligation, to initiate or prosecute an infringement or other appropriate suit or action against any Third Party who at any time has infringed or is suspected of infringing (an “Infringer”), any of the PSIVIDA Patent Rights or PSIVIDA Program Patent Rights covering a Licensed Product. [...]* sufficient advance notice of its intent to file said suit and the reasons therefore, and shall provide [...]* with an opportunity to make suggestions and comments regarding such filing; provided, however, that [...]* shall provide any such comments sufficiently in advance of any filing dates to allow for consideration by [...]*, and further provided that it shall be within [...]* sole discretion whether to incorporate such suggestions or comments. [...]* shall keep [...]* reasonably informed of the status and progress of the litigation. [...]* shall have the sole and exclusive right to select counsel for any such suit and action and shall pay all expenses of the suit, including, but not limited to, attorneys’ fees and court costs. If [...]* has not taken legal action or been successful in obtaining cessation of the infringement within (a) ninety (90) days from the date of notice by either Party under Section 8.4(a); or (b) thirty (30) days after [...]* notifies [...]* that [...]* would like to move for injunctive relief; or (c) ten (10) days before the expiration of a period of time set by applicable Law in which action must be taken with respect to the alleged infringement (e.g., as may be required under the Hatch-Waxman Act and 35 USC §271), then, subject to the rights with respect to the PSIVIDA Patent Rights granted to BMP under the BMP Agreement, including Section 17 thereof, to Faber under the Faber Agreement, including 4.2 thereof, to Alimera under the Alimera Agreement, including Section 7.6 thereof, and to B&L under the B&L Agreement, including Article 10 thereof, [...]* shall have the right to bring suit against an Infringer at [...]* own expense. [...]*

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

[...]*

(c)  Upon request of the other Party, either Party shall join as a party to or shall commence the suit on behalf of the other Party if required for standing, at the other Party’s expense, and shall offer reasonable assistance to the other Party in connection therewith at its own expense. Any damages, royalties, settlement fees or other consideration for infringement resulting from such suit shall be distributed as follows: (i) first, each Party shall be reimbursed for its reasonable out-of-pocket costs paid in connection with the proceeding; and (ii) thereafter, PFIZER will receive [...]* and PSIVIDA will receive [...]* of any damages, royalties, settlement fees or other consideration. Neither Party shall settle any such action or otherwise consent to an adverse judgment in any such action that adversely affects the rights or interests of the other Party under this Agreement, including, without limitation, issues of validity of the PSIVIDA Patent Rights or PSIVIDA Program Patent Rights, without the prior written consent of the other Party.

(d)  UKRF. If neither Party commences actions or proceedings against Infringers or unauthorized users of any PSIVIDA Patent Rights that have been licensed from UKRF within the time periods specified above, UKRF shall, at its expense, have the right to initiate and pursue such action and receive all resulting benefits.

8.5  Prosecution and Maintenance of PFIZER Patent Rights and PFIZER Program Patent Rights in the Territory.

(a)  Filing, Prosecution and Maintenance of Patents. PFIZER shall have primary responsibility for and control over the preparation, filing, prosecution, and maintenance of PFIZER Patent Rights and the PFIZER Program Patent Rights in the Territory. PFIZER may elect to prosecute the PFIZER Patent Rights and/or the PFIZER Program Patent Rights using in-house counsel or may select outside patent counsel to do so, which election shall be at PFIZER’s sole discretion. PFIZER shall have sole discretion to determine the form and content of such prosecution documents and to make all decisions regarding whether to file, prosecute and maintain patents and patent applications, and in which countries to do so. PFIZER shall be [...]* of the Patent Costs associated with the PFIZER Patent Rights and the PFIZER Program Patent Rights. PFIZER shall keep PSIVIDA reasonably informed regarding the status of each patent or patent application included within the PFIZER Program Patent Rights and shall provide PSIVIDA with copies of all official correspondence (including, but not limited to, applications, office actions, responses, etc.) relating to prosecution and maintenance of these patent rights. PSIVIDA shall have the right to review all pending patent applications and other proceedings, and to make recommendations to PFIZER regarding the prosecution of such PFIZER Program Patent Rights; provided that all final decisions regarding the prosecution and maintenance of such patent rights shall be made by PFIZER. Notwithstanding the foregoing, with respect to the PFIZER Program Patent Rights, PFIZER agrees to act in good faith (i) to cooperate and coordinate with PSIVIDA, as reasonably requested, on the prosecution and maintenance of such PFIZER Program Patent Rights, including with respect to when to file patent applications and (ii) to not take any action that would impinge, impede or otherwise limit PSIVIDA from obtaining the broadest available claims included within the definition of PSIVIDA Program Patent Rights in the Territory.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

(b)  Abandonment. PFIZER may, at its sole discretion, abandon any patent or pending patent application, on a country-by-country and patent-by-patent or application-by-application basis, within the PFIZER Patent Rights and the PFIZER Program Patent Rights. PFIZER shall not abandon prosecution or maintenance of any PFIZER Program Patent Rights in the Territory without notifying PSIVIDA in a timely manner of PFIZER’s intention and reason therefore and providing PSIVIDA with reasonable opportunity to comment upon such abandonment.

(c)  Information Disclosure; Cooperation. PFIZER shall disclose and make available to PSIVIDA all material information controlled by PFIZER that is reasonably necessary for PSIVIDA to perform its obligations and to exercise its rights under this Article 8. All such information shall be disclosed to PSIVIDA reasonably promptly after it is first developed or learned or its significance is first appreciated. PFIZER agrees to cooperate with PSIVIDA with respect to the preparation, filing, prosecution and maintenance of patents and patent applications pursuant to this Article 8.

8.6  Enforcement of PFIZER Patent Rights and PFIZER Program Patent Rights.

(a)  Notification. During the Term, each of the Parties shall promptly notify the other in the event they learn of any known infringement or suspected infringement of any of the PFIZER Patent Rights, PFIZER Program Patent Rights that cover a Licensed Product and shall provide PFIZER with all available evidence supporting said infringement or suspected infringement.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

(b)  Enforcement. PFIZER shall have the exclusive right, but not the obligation, to initiate or prosecute an infringement or other appropriate suit or action against any Infringer of the PFIZER Patent Rights or the PFIZER Program Patent Rights covering a Licensed Product. With respect to any suit against an Infringer of a PFIZER Program Patent Right, PFIZER shall give PSIVIDA sufficient advance notice of its intent to file said suit and the reasons therefore, and shall provide PSIVIDA with an opportunity to make suggestions and comments regarding such filing; provided, however, that PSIVIDA shall provide any such comments sufficiently in advance of any filing dates to allow for consideration by PFIZER, and further provided that it shall be within PFIZER’s sole discretion whether to incorporate such suggestions or comments. PFIZER shall keep PSIVIDA reasonably informed of the status and progress of the litigation. PFIZER shall have the sole and exclusive right to select counsel for any such suit and action and shall pay all expenses of the suit, including, but not limited to, attorneys’ fees and court costs. For the avoidance of doubt, in the event PFIZER does not initiate or prosecute an infringement against an Infringer of a PFIZER Patent Right or a PFIZER Program Patent Right, PSIVIDA shall not have the right to bring such action.

(c)  Upon request of the other Party, either Party shall join as a party to the suit, or shall commence the suit on behalf of the other Party if required for standing, at the other Party’s expense, and shall offer reasonable assistance to the other Party in connection therewith at its own expense. Any damages, royalties, settlement fees or other consideration for infringement resulting from such suit shall be distributed as follows: (i) first, each Party shall be reimbursed for its reasonable out-of-pocket costs paid in connection with the proceeding; and (ii) thereafter, PFIZER will receive [...]* and PSIVIDA will receive [...]* of any damages, royalties, settlement fees or other consideration. Neither Party shall settle any such action or otherwise consent to an adverse judgment in any such action that adversely affects the rights or interests of the other Party under this Agreement, including, without limitation, issues of validity of the PFIZER Program Patent Rights, without the prior written consent of the other Party.

8.7  Patent Term Extension. PFIZER shall have the exclusive right to seek, at PFIZER’s expense, patent term extensions or supplemental patent protection, including supplementary protection certificates, in any country in the Territory in relation to each of the Licensed Products and under any of the PFIZER Patent Rights and PFIZER Program Patent Rights. Subject to the rights of Alimera under Section 7.6 of the Alimera Agreement and B&L under Section 10 of the B&L Agreement, PFIZER shall have the right to seek, at PFIZER’s expense, a patent term extension or supplemental patent protection, including supplementary protection certificate, in any country in the Territory in relation to each of the Licensed Products under any one patent under the PSIVIDA Patent Rights. PFIZER shall also have the right to seek, at PFIZER’s expense, a patent term extension or supplemental patent protection, including supplementary protection certificates, in any country in the Territory in relation to each of the Licensed Products under any one patent under the PSIVIDA Program Patent Rights. [...]*  For the avoidance of doubt, any extension or supplemental protection obtained by PFIZER in compliance with the foregoing shall be included in the definition of Valid Claim for the purposes of the Royalty Term. PFIZER and PSIVIDA shall cooperate in connection with all such activities, and PFIZER, its agents and attorneys will give due consideration to all timely suggestions and comments of PSIVIDA regarding any such activities; provided that all final decisions shall be made by PFIZER.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

8.8  Orange Book Listings. With respect to filings in the FDA Orange Book (and foreign equivalents) for issued patents for a Licensed Product for which PFIZER applies for or holds an NDA, PFIZER shall have the exclusive right and shall be solely responsible at its expense for fulfilling its obligations under applicable law to list any applicable PSIVIDA Patent Rights, PSIVIDA Program Patent Rights, PFIZER Patent Rights, and PFIZER Program Patent Rights. PFIZER will be solely responsible for any such filings and listings, and for any and all decisions with respect to such filings and listings.

8.9  Patent Invalidity Claim with Respect to PSIVIDA Patent Rights and PSIVIDA Program Patent Rights. During the Term, each of the Parties shall promptly notify the other in the event of any legal or administrative action by any Third Party against a PSIVIDA Patent Right or a PSIVIDA Program Patent Right of which it becomes aware, including any nullity, revocation, reexamination or compulsory license proceeding. [...]* shall have the first right, but not the obligation, to defend against any such action involving a PSIVIDA Patent Right or a PSIVIDA Program Patent Right, [...]*.

8.10  Patent Invalidity Claim with Respect to PFIZER Patent Rights and PFIZER Program Patent Rights. During the Term, each of the Parties shall promptly notify the other in the event of any legal or administrative action by any Third Party against a PFIZER Patent Right or a PFIZER Program Patent Right of which it becomes aware, including any nullity, revocation, reexamination or compulsory license proceeding. PFIZER shall have the first right, but not the obligation, to defend against any such action involving a PFIZER Patent Right or a PFIZER Program Patent Right, in its own name, and the costs of any such defense shall be at PFIZER’s expense. PSIVIDA, upon request of PFIZER, agrees to join in any such action and to cooperate reasonably with PFIZER; provided that PFIZER shall promptly reimburse all out-of-pocket expenses (including reasonable counsel fees and expenses) actually incurred by PSIVIDA in connection with such cooperation. [...]* PFIZER, upon request of PSIVIDA, agrees to join in any such action and to cooperate reasonably with PSIVIDA; provided that PSIVIDA shall promptly reimburse all out-of-pocket expenses (including reasonable counsel fees and expenses) actually incurred by PFIZER in connection with such cooperation. For the avoidance of doubt, in the event PFIZER does not defend against any such action involving PFIZER Patent Rights, PSIVIDA shall not have the right to defend such action.

8.11  Notification of Third Party Claim. Each Party shall promptly report in writing to the other Party during the Term of this Agreement any claim or allegation by any Third Party that the development or commercialization of any Device, Formulation or Licensed Product infringes the intellectual property rights of any Third Party and shall provide the other Party with all available evidence supporting said infringement or suspected infringement.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

(a)  Responsibility. PFIZER shall have the initial right, but not the obligation, to defend any suit or action initiated by any Third Party alleging solely that a Licensed Product developed or commercialized hereunder has infringed, or is suspected of infringing any Third Party intellectual property rights. Upon PFIZER’s request, PSIVIDA shall join such suit or action and shall offer reasonable assistance to PFIZER in connection therewith at PFIZER’s expense. PFIZER shall give PSIVIDA advance notice of its intent to defend any said suit and shall provide PSIVIDA with an opportunity to make suggestions and comments regarding such defense; provided, however, that PSIVIDA shall provide any such comments sufficiently in advance of any filing dates to allow for consideration by PFIZER, and further provided that it shall be within PFIZER’s sole discretion whether to incorporate such suggestions or comments. PFIZER shall keep PSIVIDA reasonably informed of the status and progress of the litigation. PFIZER shall have the sole and exclusive right to select counsel for any such suit and action and shall pay all expenses of the suit, including, but not limited to, attorneys’ fees and court costs. PFIZER shall have the right to settle any such litigation and shall specifically have the right, whether or not litigation commences, to negotiate a license or other rights from any Third Party authorizing the use of Third Party intellectual property rights in connection with the Licensed Products; provided, however, that PFIZER shall not settle any such action, or otherwise consent to an adverse judgment in any such action, or make any admission in any such license and negotiation that adversely affects the rights or interests of PSIVIDA under this Agreement, including, without limitation, issues of validity of the PSIVIDA Patent Rights or PSIVIDA Program Patent Rights, without the prior written consent of PSIVIDA. Any such license shall be at arm’s length and otherwise on terms and conditions as may be deemed appropriate in the reasonable business judgment of PFIZER. PFIZER shall provide PSIVIDA with a copy of any such license promptly after its execution.

(b)  If PFIZER does not defend a claim, suit or proceeding as set forth above within ninety (90) days of the date PFIZER was reasonably aware or notified of the Third Party claim alleging infringement (or within such shorter period as may be necessary for submitting or filing a response), then PSIVIDA may, in its sole discretion, elect to defend such claim, suit or proceeding, using counsel of its own choice and the provisions of Section 8.11(a) shall apply as if the term “PSIVIDA” were changed to “PFIZER” and the term “PFIZER” were changed to “PSIVIDA”.

8.12  Third Party Royalty Obligations. If PFIZER (a) reasonably determines in good faith that, in order to avoid infringement of any patent not licensed hereunder, it is reasonably necessary to obtain a license from a Third Party in order to make, use, sell, offer for sale, supply, cause to be supplied, or import a Licensed Product in a country in the Territory (excluding any license that is solely required by PFIZER to make, use, sell, offer for sale, supply, cause to be supplied, or import a PFIZER Compound in such country), and to pay a royalty or other consideration under such license (including in connection with the settlement of a patent infringement claim), or (b) shall be subject to a final court or other binding order or ruling requiring any payments, including the payment of a royalty to a Third Party patent holder in respect of sales of any Licensed Product in a country in the Territory, then, without limiting PSIVIDA’s obligations under Section 14.1(a), the amount of PFIZER’s royalty payments under Section 6.3 with respect to Net Sales for such Licensed Product in such country shall be reduced by [...]* of the amount payable by PFIZER to such Third Party, [...]*.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Confidential

Section 9.  CONFIDENTIALITY; PUBLICATION.

9.1  Confidential Information.

(a)  PFIZER and PSIVIDA each agree that during the Term and for five (5) years after the Term, it will keep confidential, and will cause its Affiliates to keep confidential, all of the other party’s Confidential Information that is disclosed to it, or to any of its Affiliates. PFIZER and PSIVIDA each agree to take such action, and to cause its Affiliates to take such action, to preserve the confidentiality of PSIVIDA Confidential Information and PFIZER Confidential Information, respectively, as it would customarily take to preserve the confidentiality of its own similar types of confidential information.

(b)  Each of PFIZER, PSIVIDA and their respective Affiliates agree (i) to use PSIVIDA Confidential Information and PFIZER Confidential Information, respectively, only as expressly permitted in this Agreement and (ii) not to disclose PSIVIDA Confidential Information and PFIZER Confidential Information, respectively, to any Third Parties under any circumstance without the prior consent of the other Party, except as expressly permitted in this Agreement.

(c)  Notwithstanding anything to the contrary in this Section 9, PFIZER may disclose PSIVIDA Confidential Information (i) to Governmental Authorities (a) to the extent desirable to obtain or maintain INDs or Regulatory Approvals for any Formulation or Licensed Product within the Territory for use in the Field, and (b) in order to respond to inquiries, requests or investigations relating to this Agreement; (ii) to outside consultants, contractors, advisory boards, managed care organizations, and non-clinical and clinical investigators, in each case to the extent desirable to develop, register or market any PFIZER Compound, Formulation or Licensed Product; provided that PFIZER shall obtain the same confidentiality obligations from such Third Parties as it obtains with respect to its own similar types of confidential information; (iii) in connection with filing or prosecuting Patent Rights or trademark rights as permitted by this Agreement, (iv) in connection with prosecuting or defending litigation as permitted by this Agreement, (v) in connection with or included in scientific

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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presentations and publications relating to PFIZER Compounds, Formulations or Licensed Products, including abstracts, posters, journal articles and the like, and (vi) to the extent necessary or desirable in order to enforce its rights under this Agreement. Notwithstanding anything to the contrary in this Section 9, PSIVIDA may disclose PFIZER Confidential Information to: (i) Governmental Authorities in order to respond to inquiries, requests or investigations relating to this Agreement; (ii) to the extent necessary or desirable in order to enforce its rights under this Agreement; (iii) in connection with filing or prosecuting Patent Rights or trademark rights as permitted by this Agreement and (iv) in connection with prosecuting or defending litigation as permitted by this Agreement. PSIVIDA further agrees that it will not, and will cause its Representatives not to, share any PFIZER Confidential Information with (x) any Affiliate that becomes an Affiliate in connection with a Change of Control or (y) any Representatives of PSIVIDA who become Representatives in connection with such Change of Control (except for purposes of this Section 9.1, the definition of Change of Control shall be read omitting all references to “that is a Large Pharmaceutical Company” or “that contains a Large Pharmaceutical Company” appearing therein and shall be construed accordingly). If any such Change of Control of PSIVIDA occurs, PSIVIDA shall promptly notify PFIZER, share with PFIZER the polices and procedures it plans to implement in order to protect the confidentiality of PFIZER Confidential Information prior to such implementation and make any adjustments to such policies and procedures that are reasonably requested by PFIZER. In addition, either Party may disclose the terms of this Agreement to any investors or potential investors, lenders, and other potential financing sources, or to a Third Party in connection with a merger or acquisition or proposed merger or acquisition or a license or proposed licenses of the technology or intellectual property licensed hereunder, and to Affiliates, attorneys, accountants, stockholders, investment bankers, advisers or other consultants of the foregoing, in each case provided that the Person to which such disclosure is made is obligated by written agreement to keep such information confidential on essentially the same terms as set forth herein and to use such Confidential Information solely to evaluate such investment, financing, acquisition, merger or license.

9.2  Publication. PSIVIDA shall not, and shall cause, its Affiliate and its Affiliates’ employees, consultants, contractors, licensees and agents not to publish or present any information with respect to any PFIZER Compounds, formulations related thereto or Licensed Products without PFIZER’s prior written consent (which may be withheld in its sole and final discretion), except as may be required by Law or legal proceedings.

9.3  Publicity. The public announcement of the execution of this Agreement is set forth on Exhibit C attached hereto and shall be promptly disseminated following the execution of this Agreement by both Parties. Except as set forth in Section 9.2, a Party may not make any public statement (written or oral), including in analyst meetings, concerning the terms of, or events related to, this Agreement or concerning any PFIZER Compound or concerning a

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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Licensed Product, except where such statement: (a) is required by Law or legal proceedings, (b) is required to be contained in PSIVIDA or PFIZER financial statements prepared in accordance with generally acceptable accounting principles in the United States, (c) concerns one of the events described in Schedule 9.3(c); provided that PSIVIDA may only make a public statement concerning the events described in Schedule 9.3(c) as follows: (i) jointly with PFIZER, (ii) with PFIZER’s prior approval of the text of such statement and in compliance with the other provisions of this Section 9.3 or (iii) after PFIZER has made a public statement with respect thereto, so long as PSIVIDA’s public statement is consistent therewith; (d) has been announced previously in accordance with this Section 9.3, or (e) has been announced previously by either Party, so long as in the case of clause (d) or (e), such public statement is consistent with such previously announced statement. In the case of any public statement (written or oral) that is required by Law or legal proceedings, each Party shall (i) use commercially reasonable efforts to obtain confidential treatment of financial and trade secret information, and (ii) if reasonably practicable under the circumstances, give the other Party sufficient advance notice of the text so that such Party will have the opportunity to comment upon the statement, and give due consideration to any such comments in the final statement.

9.4  Filing, Registration or Notification of the Agreement. If a Party determines that it is required by Law to publicly file, register or notify this Agreement with a Governmental Authority, such Party shall (i) initially file a copy of this Agreement excluding, at a minimum, the provisions redacted from the form of Agreement in Exhibit D attached hereto (the “Redacted Agreement”), (ii) request, and use commercially reasonable efforts to obtain, confidential treatment of all terms redacted from this Agreement, as reflected in the Redacted Agreement, for a period of at least ten (10) years, (iii) permit the other Party to review and approve such request for confidential treatment and any subsequent correspondence with respect thereto at least five (5) Business Days prior to its submission to such Governmental Authority, (iv) promptly deliver to the other party any written correspondence received by it or its representatives from such Governmental Authority with respect to such confidential treatment request and promptly advise the other party of any other communications between it or its representatives with such Governmental Authority with respect to such confidential treatment request, (v) upon the written request of the other Party, request an appropriate extension of the term of the confidential treatment period, and (vi) if such Governmental Authority requests any changes to the redactions set forth in the Redacted Agreement, use commercially reasonable efforts to support the redactions in the Redacted Agreement as originally filed and shall not agree to any changes to the Redacted Agreement without first discussing such changes with the other Party and taking the other Party’s comments into consideration when deciding whether to agree to such changes. Each Party shall be responsible for its own legal and other external costs in connection with any such filing, registration or notification.

Section 10.  REPRESENTATIONS AND WARRANTIES.

10.1  PSIVIDA Representations and Warranties. As of the Effective Date, PSIVIDA hereby represents and warrants to PFIZER as follows:

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(a)  PSIVIDA has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement by PSIVIDA have been duly and validly authorized and approved by proper corporate action on the part of PSIVIDA, and PSIVIDA has taken all other action required by Law, its certificate of incorporation, by-laws or other organizational documents or any agreement to which it is a party or to which it may be subject required to authorize such execution, delivery and performance. Assuming due authorization, execution and delivery on the part of PFIZER, this Agreement constitutes a legal, valid and binding obligation of PSIVIDA, enforceable against PSIVIDA in accordance with its terms.

(b)  The execution and delivery of this Agreement by PSIVIDA and the performance by PSIVIDA contemplated hereunder does not and will not violate any Laws or any order of any court or Governmental Authority.

(c)  [...]*, the patents encompassed within the PSIVIDA Patent Rights as of the Effective Date, are, or, upon issuance, will be, valid and enforceable patents and no Third Party (i) is infringing any such patents relating to the Medidur Device or a bioerodible form of the Medidur Device as of the Effective Date or (ii) has challenged the extent, validity or enforceability of such patents (including by way of example through the institution or written threat of institution of interference, nullity or similar invalidity proceedings before the United States Patent and Trademark Office or any analogous foreign entity).

(d)  To the knowledge of PSIVIDA, the manufacture, use, sale, offer for sale, supply or importation by PSIVIDA or PFIZER (or their respective Affiliates) of the Medidur Device would not infringe any claim of any issued patent of any Third Party or, if and when issued, any claim within any published patent application of any Third Party.

(e)  Exhibit A contains a complete and correct list of all patents and patent applications owned by or otherwise Controlled by PSIVIDA (and indicating which entity owns or Controls each patent and patent application and which are owned and which are Controlled) relating to the Device.

(f)  Except as set forth in Exhibit G, PSIVIDA is the sole legal and beneficial owner of all the PSIVIDA Patent Rights and PSIVIDA Technology, free of any lien, encumbrance, charge, security interest, mortgage or other similar restriction, and no person, firm, corporation, governmental agency, or other entity (including any Affiliate of PSIVIDA) has any right, interest or claim in or to, and neither PSIVIDA nor any of its Affiliates has entered into any agreement granting to any Third Party (including any academic, governmental organization or agency) any right, interest or claim in or to, any PSIVIDA Patent Rights or PSIVIDA Technology. PSIVIDA has not received any written request pursuant to Section 5.8.2 of the Alimera Agreement with respect to any of the PFIZER Compounds listed by PFIZER in Exhibit B-2. PSIVIDA has not received any written notice from Alimera pursuant to Section 5.8.1 of the Alimera Agreement indicating Alimera’s intention to exercise the Alimera Compound Option (as defined under the Alimera Agreement).

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(g)  The UKRF Licenses as heretofore delivered by PSIVIDA to PFIZER represent the complete agreements and understandings between UKRF and PSIVIDA relating to the PSIVIDA Patent Rights and PSIVIDA Technology which are the subject of the UKRF Licenses. Each of the agreements and understandings related to UKRF Licenses is listed in Exhibit K. The UKRF Licenses have not been modified, supplemented or amended, other than by amendments thereto provided to PFIZER prior to the execution date of this Agreement. Except for the UKRF Licenses, there are no agreements to which PSIVIDA or any of its Affiliates is a party pursuant to which PSIVIDA or any of its Affiliates has a license, or an option to obtain a license, or holds an immunity from suit, with respect to patents which (i) are pending, applied for, granted or registered as of the Effective Date, and (ii) but for PSIVIDA’s rights under such agreements, could be asserted by Third Parties to be infringed by the distribution, use, or sale of Devices. PSIVIDA has previously delivered to PFIZER all of its agreements with any Third Parties regarding supply and manufacture of all goods and services relating to Devices, none of which have been modified, supplemented or amended; and (ii) the UKRF License is in full force and effect, all payments to date required to be made thereunder by PSIVIDA have been made, and PSIVIDA is in compliance in all respects with its respective obligations thereunder. [...]*.

(h)  The Faber Agreement, BMP Agreement, Alimera Agreement and the B&L Agreement as heretofore delivered by PSIVIDA to PFIZER represent the complete agreements and understanding between Faber and PSIVIDA, BMP and PSIVIDA, Alimera and PSIVIDA and B&L and PSIVIDA, respectively. None of the Faber Agreement, BMP Agreement, Alimera Agreement or the B&L Agreement has been modified, supplemented or amended, other than by amendments thereto provided to PFIZER prior to the execution date of this Agreement, and list of such agreements and understandings is listed in Exhibit K.

(i)  Except for the agreements listed on Exhibit J, PSIVIDA is not a party to any agreement or understanding with any Third Parties with respect to the manufacture or sale of Devices as they may relate to Licensed Products.

(j)  Except as set forth in the UKRF Licenses and the B&L Agreement, none of the PSIVIDA Patent Rights or PSIVIDA Technology have been licensed or otherwise made available (including pursuant to any immunity from suit arrangement) to PSIVIDA or any of its Affiliates from a Third Party.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(k)  PSIVIDA has heretofore disclosed to PFIZER all material scientific and technical information in PSIVIDA’s possession and Control and all information relating to safety and efficacy known to it or its Affiliates prior to the Effective Date with respect to the Medidur Device.

(l)  PSIVIDA has heretofore disclosed to PFIZER all material correspondence and contact information between PSIVIDA and the FDA and any other Governmental Authorities prior to the Effective Date regarding the Medidur Device.

(m)  Neither the execution and delivery of this Agreement nor the performance hereof by PSIVIDA requires PSIVIDA to obtain any permits, authorizations or consents from any Governmental Authority (other than any Regulatory Approvals relating to the performance of the Research Plan or manufacture of clinical supply) or from any other person, firm or corporation, and such execution, delivery and performance will not result in the breach of or give rise to any right of termination, rescission, renegotiation or acceleration under, or trigger any other rights under, any agreement or contract to which PSIVIDA is a party or to which it may be subject that relates to the PSIVIDA Patent Rights, the PSIVIDA Technology or the Device.

(n)  There is no action, claim, demand, suit, proceeding, arbitration, grievance, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or, to the knowledge of PSIVIDA, threatened against PSIVIDA, any of its Affiliates, in each case in connection with the PSIVIDA Patent Rights, the PSIVIDA Technology, the Device or relating to the transactions contemplated by this Agreement.

10.2  PFIZER Representations and Warranties. As of the Effective Date, PFIZER hereby represents and warrants to PSIVIDA as follows:

(a)  PFIZER has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement by PFIZER have been duly and validly authorized and approved by proper corporate action on the part of PFIZER, and PFIZER has taken all other action required by Law, its certificate of incorporation or by-laws, or any agreement to which it is a party or to which it may be subject, required to authorize such execution, delivery and performance. Assuming due authorization, execution and delivery on the part of PSIVIDA, this Agreement constitutes a legal, valid and binding obligation of PFIZER, enforceable against PFIZER in accordance with its terms.

(b)  The execution and delivery of this Agreement by PFIZER and the performance by PFIZER contemplated hereunder does not and will not violate any Laws or any order of any court or Governmental Authority.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(c)  Neither the execution and delivery of this Agreement nor the performance hereof by PFIZER requires PFIZER to obtain any permits, authorizations or consents from any Governmental Authority (other than any regulatory approvals relating to the manufacture, use, importation or sale of any Devices, Formulations or Licensed Product) or from any other person, firm or corporation, and such execution, delivery and performance will not result in the breach of or give rise to any right of termination under any agreement or contract to which PFIZER is a party or to which it may be subject, except for those breaches or rights that would not adversely affect the ability of PFIZER to perform its obligations under this Agreement.

(d)  There is no action, claim, demand, suit, proceeding, arbitration, grievance, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or, to the knowledge of PFIZER, threatened against PFIZER or any of its Affiliates relating to the transactions contemplated by this Agreement.

10.3  Disclaimer of Warranty. EXCEPT AS OTHERWISE EXPRESSLY STATED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND WITH RESPECT TO COMPOUNDS, DEVICES, FORMULATIONS, LICENSED PRODUCTS, PSIVIDA PATENT RIGHTS, OR PSIVIDA TECHNOLOGY. EXCEPT AS OTHERWISE PROVIDED IN THIS SECTION 10, EACH PARTY EXPRESSLY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT.

Section 11. ADDITIONAL COVENANTS.

11.1 Except to the same extent that this Agreement may be assigned under Section 16.8, PSIVIDA shall not (and shall cause its Affiliates not to) sell, assign or otherwise transfer to any person any PSIVIDA Patent Rights, PSIVIDA Program Patent Rights, any PSIVIDA Technology, PSIVIDA Program Technology (or agree to do any of the foregoing). Except for grants of licenses or other similar rights by PSIVIDA outside the Field to Third Parties to the extent consistent with this Agreement and except to the extent incurred or permitted to exist under the agreements set forth on Exhibit G as of the date hereof, PSIVIDA hereby covenants and agrees that PSIVIDA shall not incur or permit to exist (and shall cause each of its Affiliates not to incur or permit to exist), with respect to any PSIVIDA Patent Rights, PSIVIDA Program Patent Rights, PSIVIDA Technology, PSIVIDA Program Technology, any lien, encumbrance, charge, security interest, mortgage, liability or other restriction (including in connection with any indebtedness).

11.2 PSIVIDA (a) shall not execute or otherwise permit, and shall cause its Affiliates to refrain from executing or otherwise permitting, any amendment, modification, consent or waiver to the UKRF Licenses, the Faber Agreement, the BMP Agreement, the Alimera Agreement or the B&L Agreement in a manner that would adversely affect the rights of PFIZER hereunder, without the prior written consent of PFIZER, (b) shall not make any election or exercise any right or option (or omit to take any action) which would, and shall cause its Affiliates to refrain from making any election or exercising any right or option (or omitting to take any action) which would, terminate or relinquish in whole or in part any right under a UKRF License, (c) shall comply, and shall cause its Affiliates to comply in all material respects, with all of its, and its Affiliates’ obligations under the UKRF Licenses, the Faber Agreement, the BMP Agreement, the Alimera Agreement and the B&L Agreement, (d) shall take, and shall cause its Affiliates to take, such actions as shall be necessary to keep in full force and effect the UKRF Licenses, and (e) shall give prompt notice to PFIZER, together with a detailed summary of outstanding issues if PFIZER so requests, of any notice received from the Third Party, of any actual or alleged defaults, breaches, violations, proposed amendments or proposed modifications of, or any proposed waivers under, any of the UKRF Licenses by any of the parties thereto.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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11.3 Each of PSIVIDA and PFIZER shall conduct, and shall use reasonable efforts to cause its Affiliates to conduct, all its activities contemplated under this Agreement in accordance with all applicable Laws of the country in which such activities are conducted.

11.4 Irrespective of whether or not the Additional Investment is made under the terms of the Stock Purchase Agreement or the Second Stock Purchase Agreement, as the case may be, as soon as PSIVIDA is permitted under its current agreements with Third Parties, PSIVIDA will enter into the Security Agreement. [...]*. PSIVIDA will not enter into any financing, incur any indebtedness or enter into any other agreement or arrangement with a Third Party that would prohibit or otherwise prevent PSIVIDA from executing and delivering the Security Agreement, or the grant the security interest provided thereunder. Notwithstanding the foregoing, PSIVIDA shall not be obligated to enter into the Security Agreement if PSIVIDA satisfies all conditions precedent to the Additional Investment set forth in the Stock Purchase Agreement or the Second Stock Purchase Agreement, as the case may be, and Exhibit L of this Agreement and PFIZER elects not to make the Additional Investment.

11.5 Subject to any confidentiality obligations of PSIVIDA under agreements with Third Parties, from and after the date hereof and during the Term of this Agreement, PSIVIDA shall, upon reasonable notice from PFIZER, provide PFIZER and its agents and representatives with reasonable access, at mutually agreed to times during regular business hours, to (a) all information concerning Devices, Formulations, Licensed Products, PSIVIDA Patent Rights and/or PSIVIDA Technology, and (b) all employees of PSIVIDA who possess any information described in clause (a) of this Section 11.5. Any information obtained by PFIZER during such visits shall be treated as PSIVIDA Confidential Information.

11.6 [...]*

Section 12.  TERM.

This Agreement shall be effective as of the Effective Date and shall, unless earlier terminated in accordance with Section 13, remain in effect until the expiration of the last-to-expire Royalty Term.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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Section 13.  TERMINATION.

13.1  Termination Rights. This Agreement may be terminated as follows:

(a)  If either PFIZER or PSIVIDA materially breaches or materially defaults in the performance or observance of any of its respective obligations under this Agreement, and such breach or default is not cured within ninety (90) days after the giving of written notice by the other Party specifying such breach or default, then such other Party shall have the right to terminate this Agreement by providing the breaching Party written notice within ten (10) days following the expiration of such ninety (90)-day period (such termination to be effective upon receipt of such termination notice). For the purpose of this Section 13.1(a), a material breach or material default shall include a material inaccuracy in any warranty or representation contained herein.

(b)  If either Party is generally unable to meet its debts when due, or makes a general assignment for the benefit of its creditors, or there shall have been appointed a receiver, trustee or other custodian for such Party for all or a substantial part of its assets, or any case or proceeding shall have been commenced or other action taken by or against such Party in bankruptcy or seeking the reorganization, liquidation, dissolution or winding-up of such Party or any other relief under any bankruptcy, insolvency, reorganization or other similar act or Law, and any such event shall have continued for sixty (60) days undismissed, unstayed, unbonded and undischarged, then the other Party may, upon notice to such Party, terminate this Agreement, such termination to be effective upon such Party’s receipt of such notice. If any of the following events occur in relation to Psivida Limited:

(i)  (involuntary winding up) if:

(A)  an application is filed for the winding up of Psivida Limited (a ‘winding up application’) and the winding up application is not dismissed or withdrawn within 10 Business Days of the filing of the winding up application; or

(B)  an order is made for the winding up of Psivida Limited and the winding up is not stayed indefinitely or terminated within 10 Business Days of the making of the winding up order;

(ii)  (voluntary winding up) if Psivida Limited passes a resolution for its winding up;

(iii)  (receiver) if a receiver, receiver and manager, controller (as defined in section 9 of the Corporations Act 2001 (Cth)), or analogous person is appointed to any property of Psivida Limited;

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(iv)  (provisional liquidator) if a provisional liquidator is appointed to Psivida Limited;

(v)  (administration) if:

(A)  Psivida Limited is placed into administration (as defined in section 9 of the Corporations Act 2001 (Cth)) or enters into a deed of company arrangement (as defined in section 9 of the Corporations Act 2001 (Cth)); or

(B)  Psivida Limited takes any step towards placing Psivida Limited into administration or towards entering into a deed of company arrangement;

(vi)  (insolvency) if Psivida Limited:

(A)  advises PFIZER that it is financially unable to proceed with or meet any of its obligations under this Contract;

(B)  without the prior written consent (not to be unreasonably withheld) of PFIZER, suspends payment of its debts, other than as the result of a failure to pay a debt or claim which is the subject of a genuine dispute;

(C)  is or states that it is unable to pay its debts as and when they fall due and payable; or

(D)  is taken to fail to comply with a statutory demand in accordance with section 459F of the the Corporations Act 2001 (Cth);

(vii)  (compromise or arrangement) Psivida Limited, without the consent of the other party:

(A)  takes any steps toward entering into, or enters into, any compromise or arrangement with one or more of its creditors under part 5.1 of the the Corporations Act 2001 (Cth); or

(B)  makes any assignment or enters into any arrangement or composition generally for the benefit of one or more of its creditors;

(viii)  (execution) execution is levied against the party by a creditor; or

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(ix)  (analogous event) if any event happens in Australia or any other country or territory in respect of Psivida Limited which is analogous to any of the events or circumstances referred to otherwise in this definition, except in the case of (i) through (ix) above where this takes place as part of a solvent reconstruction, amalgamation, merger or consolidation or similar transaction.

(c)  At any time and for any reason, PFIZER, upon sixty (60) days’ written notice to PSIVIDA, shall have the right, at PFIZER’s sole discretion, to terminate this Agreement, such termination to be effective upon the expiration of such sixty (60)-day period.

(d)  If, pursuant to the terms and conditions of the Escrow Agreement, Pfizer exercises the First Termination Option or the Second Termination Option, as each such term is defined under the Escrow Agreement.

(e)  In order to ensure the smooth transition of the development and/or commercialization of any Licensed Product from PFIZER to PSIVIDA or a Third Party designated by PSIVIDA, promptly after receipt by PSIVIDA of such written notice, representatives of PFIZER and PSIVIDA will meet to negotiate in good faith the terms of a transition plan with respect to all then-current as well as planned activities relating to Devices.

13.2  Accrued Obligations. Expiration or termination of this Agreement for any reason (x) shall be without prejudice to PSIVIDA’s right to receive all royalties accrued under Section 6.3 prior to the effective date of such termination and to any other remedies that either Party may otherwise have and (y) shall not release a Party hereto from any indebtedness, liability or other obligation incurred hereunder by such Party prior to the date of termination or expiration.

13.3  Effect of Termination.

(a)  Upon any termination of this Agreement pursuant to Section 13.1, all licenses and rights granted herein to PFIZER shall terminate.

(b)  In addition, if PFIZER terminates this Agreement under Section 13.1(c) other than for reasons related to the safety of any Device, or PSIVIDA terminates this Agreement under Section 13.1(a) or 13.1(b) (but in no event if (x) any such termination results, arises from or relates to, or is deemed to result, arise from or relate to, by operation of law or otherwise, any termination or deemed termination hereof that occurs during the course of any bankruptcy or other insolvency proceeding involving PSIVIDA or (y) PSIVIDA rejects this Agreement pursuant to Sections 363, 365 or 1123 of Title 11 of the United States Code, as amended), PFIZER shall, promptly after such termination, (i) transfer to PSIVIDA ownership of all regulatory filings and Regulatory Approvals that solely relate to the Device, (ii) deliver to PSIVIDA all pre-clinical and clinical data and information in PFIZER’s possession or control solely related to the Device, including for clarity manufacturing data, if any (subject to the last sentence of this Section 13.3), in the same form in which PFIZER maintains such data; and (iii) deliver to PSIVIDA, in the same form in which PFIZER maintains such items, copies of all reports, records, regulatory correspondence and other materials in PFIZER’s possession or control solely related to the Device, including, if applicable, any information contained in the global safety database established and maintained by PFIZER; provided that the Parties agree that any good faith failure by PFIZER to provide immaterial data, information, reports, records, correspondence or other materials to PSIVIDA shall not be a breach of PFIZER’s obligations under this Section 13.3. It is understood that upon any termination, PSIVIDA will not obtain any rights to PFIZER Compounds, PFIZER Patent Rights, PFIZER Technology, PFIZER Program Patent Rights or PFIZER Program Technology.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(c)  Following termination of this Agreement pursuant to Section 13.1: each of PFIZER and PSIVIDA shall, upon request of the other Party, return or destroy all PSIVIDA Confidential Information and PFIZER Confidential Information, respectively, disclosed to it pursuant to this Agreement, including all copies and extracts of documents, as promptly as practicable following receipt of such request, except that one (1) copy may be kept for the purpose of complying with continuing obligations under this Agreement.

13.4  Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by PSIVIDA are, and shall otherwise be deemed to be, for purposes of Article 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined under Article 101 of the U.S. Bankruptcy Code. The Parties agree that PFIZER, as licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. The Parties further agree that, in the event of the commencement of any proceeding by or against PSIVIDA under the U.S. Bankruptcy Code, PFIZER shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and, if not already in its possession, PSIVIDA shall promptly deliver to PFIZER all such intellectual property and all embodiments of such intellectual property (a) upon PFIZER’s request any time following commencement of any such proceeding, unless PSIVIDA elects to continue to perform all of its obligations under this Agreement or (b) if not delivered under (a) above, upon PFIZER’s request any time following the rejection of this Agreement by or on behalf of PSIVIDA.

13.5  Change of Control. PSIVIDA shall notify PFIZER promptly, but in no event later than five (5) Business Days, following approval by PSIVIDA’s board of directors of any transaction that constitutes a Change of Control (excluding any Change of Control under Section 1.11(e)(ii) relating to a Subsidiary of Psivida Limited or under Section1.11(e)(iii)),. PFIZER shall have the right upon sixty (60) days’ notice following any such Change of Control, to elect that any one or more of the following shall be deleted, in whole or in part, from this Agreement: Sections 2.1-2.4, 3.1-3.5, 5.1, 5.2, 5.3, 5.5 and 5.6 and the Research Plan. If PFIZER makes any election as provided in this Section 13.5 to delete any Section, each of the Parties hereto will enter into an appropriate and customary written amendment and no Party shall have any further obligations with respect to any such deleted Section. In the event that a transaction that constitutes a Change of Control is approved by PSIVIDA’s board of directors but is not consummated, any Section deleted by Pfizer pursuant to the foregoing shall immediately and automatically be reinstated upon notice thereof by PSIVIDA to PFIZER. For the avoidance of doubt, PFIZER shall be entitled, in its sole discretion, to make the elections provided for in this Section 13.5 upon each occurrence of a Change of Control.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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13.6  Breach Remedy. If an event occurs that gives rise to a right of termination by PFIZER under Section 13.1(a) (as a result of an uncured breach by PSIVIDA) and if PFIZER elects not to terminate this Agreement, PFIZER may elect that any one or more of the following shall be deleted, in whole or in part, from this Agreement: Sections 2.1-2.4, 3.1-3.5, 5.1, 5.2, 5.3 5.5 and 5.6 and the Research Plan. If PFIZER makes any election as provided in this Section 13.6 to delete any Section, each of the Parties hereto will enter into an appropriate and customary written amendment and no Party shall have any further obligations with respect to any such deleted Section.

Section 14.  INDEMNIFICATION.

14.1  Indemnification.

(a)  PSIVIDA will indemnify, defend and hold PFIZER and PFIZER’s Affiliates, and their respective directors, officers and employees (collectively, “Representatives”), harmless from any and all Losses (as defined below) incurred by any of them and which are not covered by an insurance policy as a result of:

(i)  the breach of any covenant, warranty or representation made by PSIVIDA under this Agreement;

(ii)  the negligence, recklessness, or willful misconduct of PSIVIDA or any of its Affiliates; or

(iii)  any acts or omissions of PSIVIDA or any of its Affiliates in connection with the research, development or commercialization of products containing Devices prior to or after the Effective Date or following termination in whole or in part of this Agreement and the reversion of the applicable rights hereunder to PSIVIDA in accordance with Section 13.3.

PSIVIDA shall only be obligated to so indemnify, defend and hold PFIZER harmless to the extent that such Losses do not arise from the negligence, recklessness or willful misconduct of PFIZER.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(b)  PFIZER will indemnify, defend and hold PSIVIDA and PSIVIDA’s Representatives, harmless from any and all Losses incurred by any of them and which are not covered by an insurance policy as a result of:

(i)  the breach of any covenant, warranty or representation made by PFIZER under this Agreement;

(ii)  the negligence, recklessness, or willful misconduct of PFIZER or any of its Affiliates;

(iii)  any acts or omissions of PFIZER or any of its Affiliates in connection with the research, development or commercialization of PFIZER Compounds, Formulations, Devices or Licensed Products prior to or after the Effective Date; or

(iv)  use of any PFIZER Compound, Formulation or Licensed Product by a Third Party.

PFIZER shall only be obligated to so indemnify, defend and hold PSIVIDA harmless to the extent that such Losses do not arise from the negligence, recklessness or willful misconduct of PSIVIDA.

14.2  Losses. For purposes of this Agreement, “Losses” shall mean any and all costs, expenses, claims, losses, liabilities, damages, fines, royalties, governmental penalties or punitive damages, deficiencies, interest, settlement amounts, awards, and judgments, including any and all reasonable, out-of-pocket costs and expenses properly incurred as a result of a Third Party claim (including reasonable, out-of-pocket attorneys’ fees and all other expenses reasonably incurred in investigating, preparing or defending any litigation or proceeding, commenced or threatened), in each case, net of any insurance recovery received as a result of such Loss.

14.3  Insurance. Each Party shall maintain, and shall cause its Affiliates and each sublicensee conducting activities under this Agreement to maintain, at such Party’s, an Affiliate’s, or sublicensee’s sole expense, appropriate product liability insurance coverage in amounts reasonably determined by the Party from time to time but at least sufficient to insure against claims which may arise from the performance of obligations or exercise of rights granted under this Agreement or from indemnification obligations under this Article 14, but in no event shall a Party’s insurance coverage be in an amount less than $5,000,000 per occurrence and $10,000,000 annual aggregate. The policy of insurance shall contain a provision of non-cancellation except upon the provision of thirty (30) days notice to the other Party. The policy of insurance with respect to any Licensed Product that would, absent the licenses herein, infringe a Valid Claim under a patent licensed under one or more of the UKRF Licenses shall contain an endorsement naming UKRF, and the University of Kentucky (and its Board of Trustees, agents, officers, and employees) as additional insureds. Each Party shall maintain such insurance commencing on the Effective Date and for so long as it continues to research, produce, develop, manufacture, distribute, sell or use the Products, and thereafter for so long as each Party maintains insurance for itself covering such manufacture or sales.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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14.4  Defense Procedures; Procedures for Third Party Claims. In the event that any Third Party (in no event to include any Affiliate of any of the Parties) asserts a claim with respect to any matter for which a Party (the “Indemnified Party”) is entitled to indemnification hereunder (a “Third Party Claim”), then the Indemnified Party shall promptly notify the Party obligated to indemnify the Indemnified Party (the “Indemnifying Party”) thereof; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then only to the extent that) the Indemnifying Party is prejudiced thereby.

(a)  The Indemnifying Party shall have the right, exercisable by notice to the Indemnified Party within ten (10) Business Days after receipt of notice from the Indemnified Party of the commencement of or assertion of any Third Party Claim, to assume direction and control of the defense, litigation, settlement, appeal or other disposition of the Third Party Claim (including the right to settle the claim solely for monetary consideration) with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided that (i) the Indemnifying Party has sufficient financial resources, in the reasonable judgment of the Indemnified Party, to satisfy the amount of any adverse monetary judgment that is sought, (ii) the Third Party Claim seeks solely monetary damages and (iii) the Indemnifying Party expressly agrees in writing that as between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be solely obligated to satisfy and discharge the Third Party Claim in full (the conditions set forth in clauses (i), (ii) and (iii) above are collectively referred to as the “Litigation Conditions”).

(b)  Within ten (10) Business Days after the Indemnifying Party has given notice to the Indemnified Party of its exercise of its right to defend a Third Party Claim, the Indemnified Party shall give notice to the Indemnifying Party of any objection thereto based upon the Litigation Conditions. If the Indemnified Party reasonably so objects, the Indemnified Party shall continue to defend the Third Party Claim, at the expense of the Indemnifying Party, until such time as such objection is withdrawn. If no such notice is given, or if any such objection is withdrawn, the Indemnifying Party shall be entitled, at its sole cost and expense, to assume direction and control of such defense, with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party. During such time as the Indemnifying Party is controlling the defense of such Third Party Claim, the Indemnified Party shall cooperate, and shall cause its Affiliates and agents to cooperate upon request of the Indemnifying Party, in the defense or prosecution of the Third Party Claim, including by furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials or appeals as may reasonably be requested by the Indemnifying Party. In the event that the Indemnifying Party does not satisfy the Litigation Conditions or does not notify the Indemnified Party of the Indemnifying Party’s intent to defend any Third Party Claim within ten (10) Business Days after notice thereof, the Indemnified Party may (without further notice to the Indemnifying Party) undertake the defense thereof with counsel of its choice and at the Indemnifying Party’s expense (including reasonable, out-of-pocket attorneys’ fees and costs and expenses of enforcement or defense). The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to join in (including the right to conduct discovery, interview and examine witnesses and participate in all settlement conferences), but not control, at its own expense, the defense of any Third Party Claim that the other Party is defending as provided in this Agreement.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(c)  The Indemnifying Party shall not, without the prior consent of the Indemnified Party, enter into any compromise or settlement that commits the Indemnified Party to take, or to forbear to take, any action. The Indemnified Party shall have the sole and exclusive right to settle any Third Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such Third Party Claim involves equitable or other non-monetary relief, but shall not have the right to settle such Third Party Claim to the extent such Third Party Claim involves monetary damages without the prior written consent of the Indemnifying Party. Each of the Indemnifying Party and the Indemnified Party shall not make any admission of liability in respect of any Third Party Claim without the prior consent of the other Party, and the Indemnified Party shall use reasonable efforts to mitigate losses arising from the Third Party Claim.

14.5  Disclaimer of Liability for Consequential Damages. IN NO EVENT SHALL ANY PARTY OR ANY OF ITS RESPECTIVE AFFILIATES BE LIABLE UNDER THIS AGREEMENT FOR SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER IN CONTRACT, WARRANTY, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE, INCLUDING LOSS OF PROFITS OR REVENUE, SUFFERED BY PFIZER, PSIVIDA OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, EXCEPT TO THE EXTENT OF ANY SUCH DAMAGES PAID TO A THIRD PARTY IN CONNECTION WITH A THIRD PARTY CLAIM; PROVIDED THAT THIS SECTION SHALL NOT RELIEVE EITHER PARTY FROM ITS PAYMENT OBLIGATIONS UNDER THIS AGREEMENT.

14.6  SOLE REMEDY. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND EXCEPT FOR ANY EQUITABLE REMEDIES THAT MAY BE AVAILABLE TO A PARTY, INDEMNIFICATION PURSUANT TO THIS SECTION 14 SHALL BE THE SOLE AND EXCLUSIVE REMEDY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY) AVAILABLE TO PSIVIDA OR PFIZER FOR THE MATTERS COVERED THEREIN.

Section 15.  GOVERNING LAW AND JURISDICTION.

15.1  Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York, without regard to conflicts of law rules.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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15.2  Jurisdiction. With the exception of those matters referred for resolution by independent accountants under Section 7.5, in the event of any controversy, claim or counterclaim arising out of or relating to this Agreement, the Parties shall first attempt to resolve such controversy or claim through good faith negotiations for a period of not less than thirty (30) days following notification of such controversy or claim to the other Party. If such controversy or claim cannot be resolved by means of such negotiations during such period, then such controversy or claim shall be resolved by the United States District Court for the Southern District of New York or a local court sitting in New York, New York (collectively, the “Courts”). Each Party (a) irrevocably submits to the exclusive jurisdiction in the Courts for purposes of any action, suit or other proceeding relating to or arising out of this Agreement and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other proceeding, that such Court does not have any jurisdiction over such party. In the event of any action, suit or other proceeding pursuant to this Section 15.2, either Party may effect service of process by providing a complaint and/or summons or other court filing to the other Party pursuant to Section 16.10. Any defenses based on adequacy of service of process, other than breach of Section 16.10 are waived.

Section 16.  MISCELLANEOUS.

16.1  Force Majeure. Neither Party hereto shall be liable to the other Party (except for payment obligations set forth in this Agreement, each of which shall remain in effect) for any losses or damages attributable to a default in or breach of this Agreement that is the result of war (whether declared or undeclared), acts of God, revolution, acts of terror, fire, earthquake, flood, pestilence, riot, enactment or change of Law (following the Effective Date), accident(s), labor trouble, or shortage of or inability to obtain material equipment or transport or any other cause beyond the reasonable control of such Party; provided that if such a cause occurs, then the Party affected will promptly notify the other Party of the nature and likely result and duration (if known) of such cause and use commercially reasonable efforts to reduce the effect. If the event lasts for a period of longer than three (3) months, the Parties shall meet and discuss appropriate remedial measures.

16.2  Reserved Rights; Non-Exclusivity.

(a)  All rights and interests not expressly granted to PFIZER are reserved by PSIVIDA (the “Reserved Interests”) for itself, its Affiliates and partners (other than PFIZER) and other licensees and sublicensees, including, but not limited to, the rights to use, enter into agreements or grant licenses under the PSIVIDA Patent Rights, PSIVIDA Program Patent Rights, PSIVIDA Technology, PSIVIDA Program Technology or any other technology owned or controlled by PSIVIDA to make, have made, use, offer to sell, sell, have sold and import products (other than Licensed Products in the Field for so long as PFIZER has a license to such Licensed Products under this Agreement) (the “Reserved Interests”). It shall not be a breach of this Agreement, including Section 3.2, for PSIVIDA, acting directly or indirectly, to exploit its Reserved Interests in any manner anywhere in the Territory, whether or not such activity is competitive with the activities of PFIZER, subject to PSIVIDA’s obligation under the Research Program and under Sections 8.2 and 9.1, including the research, development and commercialization or licensing to others to research, develop and commercialize products (other than Licensed Products in the Field for so long as PFIZER has a license to such Licensed Products under this Agreement).

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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(b)  Except as otherwise expressly provided in this Agreement, for the avoidance of doubt, PFIZER shall be free to use, enter into an agreement with and grant licenses to any Third Party or Third Parties under the PFIZER Patent Rights, the PFIZER Program Patent Rights, the PFIZER Technology or the PFIZER Program Technology or any other technology owned, licensed or Controlled by PFIZER to research, develop and commercialize any and all products inside the Field, and it shall not be a breach of this Agreement, including Sections 3.2 and 5.4, for PFIZER, acting directly or indirectly, to engage in any activities competitive with the activities of PSIVIDA, subject to its obligations under Sections 8.2A and 9.1, including the research, development and commercialization of products and other drug delivery devices.

16.3  Sublicensing. PFIZER shall have the right to grant sublicenses under the licenses granted pursuant to Section 4, provided, however, that any such sublicense shall not be inconsistent with the terms and conditions of this Agreement and that PFIZER shall be responsible for the operations of any sublicensee relative to this Agreement as if such operations were carried out by PFIZER itself, including (without limitation) the payment of any royalties provided for hereunder, regardless of whether the terms of any sublicense provide for such amount to be paid by the sublicensee directly to PSIVIDA.

16.4  Severability. If and solely to the extent that any provision of this Agreement shall be invalid or unenforceable, or shall render this entire Agreement to be unenforceable or invalid, such offending provision shall be of no effect and shall not affect the validity of the remainder of this Agreement or any of its provisions; provided, however, the Parties shall use their respective reasonable efforts to replace the invalid provisions in a manner that best accomplishes the original intentions of the Parties.

16.5  Waivers. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party or Parties waiving such term or condition. Neither the waiver by any Party of any term or condition of this Agreement nor the failure on the part of any Party, in one or more instances, to enforce any of the provisions of this Agreement or to exercise any right or privilege, shall be deemed or construed to be a waiver of such term or condition for any similar instance in the future or of any subsequent breach hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be a limitation of any other remedy, right, undertaking, obligation or agreement.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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16.6  Entire Agreements; Amendments. This Agreement sets forth the entire agreement and understanding between the Parties as to the subject matter hereof and supersedes all agreements or understandings, verbal or written, made between PSIVIDA and PFIZER before the date hereof with respect to the subject matter hereof, including the Confidentiality Agreement between the parties, dated February 2, 2007, and the Feasibility Study Agreement dated December 22, 2006. All PSIVIDA Confidential Information disclosed to PFIZER prior to the Effective Date will be deemed to have been disclosed pursuant to this Agreement. None of the terms of this Agreement shall be amended, supplemented or modified except in writing signed by the Parties.

16.7  Survival. The provisions of Sections 4.3 (Non-Exclusive License), 5.5 (Regulatory Affairs), 7.5 (Inspection of Records), 8.2A (Use by Pfizer), 9.1(a) (Confidentiality), 13.3 (Effect of Termination), 14 (Indemnification), and 15 (Governing Law and Jurisdiction), as well as any other Sections or defined terms referred to in such Sections or necessary to give them effect shall survive termination or expiration of this Agreement and remain in force until discharged in full. Furthermore, any other provisions required to interpret and enforce the Parties’ rights and obligations or to wind up their outstanding obligations under this Agreement shall survive to the extent required.

16.8  Assignment. Neither this Agreement nor any rights or obligations of either Party to this Agreement may be assigned or otherwise transferred by either Party without the consent of the other Party; provided, however, either Party may, without such consent, assign this Agreement, in whole or in part: (i) to any of its respective Affiliates; provided however, that PSIVIDA shall not be permitted to assign or otherwise transfer PSIVIDA Patent Rights or PSIVIDA Program Patent Rights to any Affiliate that is not a U.S. Person; (ii) to any transferee of substantially all of the assets or stock of such Party’s entire business or such Party’s ophthalmic business, (iii) in connection with a Change of Control of such Party (except for purposes of this Section 16.8, the definition of Change of Control shall be read omitting all references to “that is a Large Pharmaceutical Company” or “that contains a Large Pharmaceutical Company” appearing therein and shall be construed accordingly); or (iv) to any sublicensee as permitted under this Agreement; provided that such assigning Party shall remain jointly and severally liable with such Affiliate in respect of all obligations so assigned.

Any purported assignment in violation of this Section 16.8 shall be void. Any permitted assignee shall assume all obligations of its assignor under this Agreement.

16.9  Independent Contractor. The relationship between PSIVIDA and PFIZER is that of independent contractors. PSIVIDA and PFIZER are not joint venturers, partners, principal and agent, employer and employee, and have no other relationship other than independent contracting parties.

16.10  Notices. Each communication and document made or delivered by one party to another under this Agreement shall be made in the English language. All notices, consents, approvals, requests or other communications required hereunder given by one Party to the other hereunder shall be in writing and made by registered or certified air mail, facsimile, express overnight courier or delivered personally to the following addresses of the respective Parties:

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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If to PSIVIDA:	PSIVIDA Inc. 400 Pleasant Street Watertown, MA 02472 Attention: President Fax: (617) 926-5050

with a copy to:	PSIVIDA Inc. 400 Pleasant Street Watertown, MA 02472 Attention: General Counsel Fax: (617) 926-5050

with a copy to:	Ropes & Gray LLP One International Place Boston, MA 02110 Attention: Susan Galli, Esq.

If to PFIZER:	PFIZER Global R&D Headquarters 50 Pequot Avenue New London, CT 06320 Attn.: Head of Research, PGRD Copy to: General Counsel, PGRD

Invoices should be sent to the attention of Phil McGurk at the following address:

Pfizer Inc/NASS Attn: Philip McGurk PO Box 341804 Bartlett, TN 38184-1804

Notices hereunder shall be deemed to be effective (a) upon receipt if personally delivered, (b) on the tenth (10th) Business Day following the date of mailing if sent by registered or certified air mail; (c) on the second (2nd) Business Day following the date of transmission or delivery to the overnight courier if sent by facsimile or overnight courier. A Party may change its address listed above by sending notice to the other Party in accordance with this Section 16.10.

16.11  Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party, including any creditor of either party. No Third Party shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any debt, liability or obligation (or otherwise) against either Party.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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16.12  Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

16.13  Counterparts. This Agreement may be executed in any two or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

16.14  Headings. Headings in this Agreement are included herein for ease of reference only and shall have no legal effect. References to the parties, Sections, Schedules, and Exhibits are to the parties, Sections, Schedules and Exhibits to and of this Agreement unless otherwise specified.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers upon the date set out below.

PSIVIDA LIMITED	PFIZER INC.

By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

PSIVIDA, INC.

By: ______________________________

Name:
Title:

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.